UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE EXCHANGE ACT OF 1934

 For the month of August 2021

Commission File Number:  001-34153

Global Ship Lease, Inc.

(Translation of registrant's name into English)

c/o 25 Wilton Road,

London SW1V 1LW,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 99.1 to this Report on Form 6-K (this “Report”) is the Management’s Discussion and Analysis of Financial Condition and Results of Operations, the unaudited interim consolidated financial statements, and the accompanying notes thereto, for the six months ended June 30, 2021, of Global Ship Lease, Inc. (the “Company”).

The information contained in this Report is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-231509, 333-234343 and 333-235305).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

(registrant)

Dated: August 6, 2021

By:

/s/ Ian J. Webber

Ian J. Webber

Chief Executive Officer

Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is management’s discussion and analysis of financial condition and results of operations of Global Ship Lease, Inc. for the six month periods ended June 30, 2021 and 2020. The following discussion and analysis should be read in conjunction with our unaudited consolidated financial statements and the related notes thereto, included in this report, the discussion and analysis included in our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the U.S. Securities and Exchange Commission, or the SEC, on March 19, 2021 (the “Annual Report”), and other financial information appearing elsewhere in this report. We prepare our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The following discussion and analysis contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the section entitled “Risk Factors” included in our Annual Report.

Unless the context otherwise requires, references to the “Company,” “we,” “us,” “our” or “Global Ship Lease” refer to Global Ship Lease, Inc., “CMA CGM” refers to CMA CGM S.A., currently our principal charterer, “Poseidon Containers” refers to Poseidon Containers Holdings LLC and K&T Marine LLC, collectively, with whom we completed a strategic combination on November 15, 2018 (the “Poseidon Transaction”) pursuant to which we acquired 19 containerships from Poseidon Containers, excluding the Argos (the “Poseidon Containers Fleet”), “GSL Fleet” refers to the 19 vessels that were owned by us prior to the consummation of the Poseidon Transaction, Technomar Shipping Inc. (“Technomar”) refers to our ship technical manager and ConChart Commercial Inc. (“Conchart”) refers to our commercial ship manager. Unless otherwise indicated, all references to “$” and “dollars” in this report are to U.S. dollars. We use the term “TEU”, meaning twenty-foot equivalent unit, the international standard measure of container size, in describing volumes in world container trade and other measures, including the capacity of our containerships, which we also refer to as ships. Unless otherwise indicated, we calculate the average age of our ships on a weighted average basis, based on TEU capacity. All share and per share amounts disclosed in this report give retroactive effect, for all periods presented, to the one-for-eight reverse stock split of our Class A common shares effected on March 25, 2019.

Cautionary Statement Regarding Forward-Looking Statements

This report contains forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-looking statements in this report include, but are not limited to, statements regarding our disclosure concerning our operations, cash flows, financial position, dividend policy, the anticipated benefits of our strategic transaction with Poseidon Containers, and the likelihood of success in acquiring additional ships to expand our business.

Forward-looking statements appear in a number of places in this report and in our Annual Report, as updated by annual, quarterly and other reports and documents we file with the SEC after the date of this prospectus and that are incorporated by reference herein.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in “Risk Factors” in this report. The risks described under “Risk Factors” are not exhaustive. Other sections of this report describe additional factors that could adversely affect our results of operations, financial condition, liquidity and the development of the industries in which we operate. New risks can emerge from time to time, and it is not possible for us to predict all such risks, nor can we assess the impact of all such risks on our business or the extent to which any risks, or combination of risks and other factors, may cause actual results to differ materially from those contained in any forward-looking statements. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this report. We undertake no obligation to publicly update or revise any forward-looking statement to reflect circumstances or events after the date of this report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this report.

1

 Overview

We are a containership owner, incorporated in the Republic of the Marshall Islands. We commenced operations in December 2007 with a business of owning and chartering out containerships under fixed rate charters to container liner companies.

As of June 30, 2021, we owned 48 vessels, with a total capacity of 279,056 TEU with an average age, weighted by TEU capacity, of 14.9 years and had contracted to purchase (i) one further 6,000 TEU Post-Panamax containership (ii) 12 containerships from Borealis Finance LLC (the “Twelve Vessels”), approximately 11 years old and representing a total of 35,434 TEU, and (iii) four 5,470 TEU Panamax containerships (the “Four vessels”) approximately 11 years old and representing a total of 21,880 TEU, for a total fleet, when delivered, of 65 ships and aggregate capacity of 342,378 TEU.

We are responsible for the operation and technical management of each ship, which includes crewing, providing lubricating oils, maintaining the ship, arranging and supervising periodic drydocking and performing work required by regulations.

All of the vessels owned by us as at June 30, 2021 are technically managed by Technomar, a company of which George Giouroukos, our Executive Chairman, is a significant shareholder, under ship management contracts whereby, for an annual management fee, Technomar provides all day-to-day ship technical management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other vessel operating necessities, including the arrangement and management of drydocking. We pay Technomar a daily management fee of Euro 700 per ship from January 1st, 2021, compared to Euro 685 for 2018 to 2020, payable in U.S. dollars, which, in addition to the technical ship management services noted above, includes administrative support services provided to us, including accounting and financial reporting, treasury management services and legal services.

Conchart Commercial Inc. (“Conchart”) provides commercial management services to us and is presented as a related party, as our Executive Chairman is the sole beneficial owner. Under the management agreements, Conchart, is responsible for (i) marketing of our vessels, (ii) seeking and negotiating employment of our vessels, (iii) advise us on market developments, developments of new rules and regulations, (iv) assisting in calculation of hires, freights, demurrage and/or dispatch monies and collection any sums related to the operation of vessels, (v) communicating with agents, and (vi) negotiating sale and purchase transactions.

See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” in our Annual Report for a more detailed description of our ship management agreements.

Our financial results are largely driven by the following factors:

•	the continued performance of the charter agreements;
•	the number of vessels in our fleet and their charter rates;
•	the terms under which we recharter our vessels once the existing time charters have expired;
•	the number of days that our vessels are utilized and not subject to drydocking, special surveys or otherwise are off-hire;
•	our ability to control our costs, including ship operating costs, ship management fees, insurance costs, drydock costs, general, administrative and other expenses and interest and financing costs. Ship operating costs may vary from month to month depending on a number of factors, including the timing of purchases of spares and stores and of crew changes;

•	impairment of our vessels and other non-current assets; and
•	access to, and the pricing and other terms of, our financing arrangements.

2

 Adjusted to include all charters agreed, and ships contracted to be purchased, up to August 4, 2021, the average remaining term of the Company’s charters as at June 30, 2021, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.5 years on a TEU-weighted basis. The charter rate that we will be achieved on renewal will be affected by market conditions at that time. As discussed further below, operational matters such as off-hire days for planned maintenance or for unexpected accidents and incidents also affect the actual amount of revenues we receive.

As of June 30, 2021, CMA CGM was our largest customer representing 42% of our gross revenues in six months then ended reduced from 51% and 59% in full years 2020 and 2019, respectively. CMA CGM, as of June 30, 2021, owned 8.4% of our Class A common shares. Charter payments from CMA CGM are a major source of operating cash flow. At any given time in the future, the cash resources of CMA CGM may be diminished or exhausted, and we cannot assure you that CMA CGM will be able to make charter payments to us.

The container shipping industry is cyclical. It suffered a downturn as a result of the Global Financial Crisis in 2008 – 2009, and many container shipping companies reported substantial losses. Financial performance of container shipping companies subsequently improved, but periodically came under pressure due to oversupply of containership capacity. During the first half of 2020 the industry came under significant pressure as a result of the global COVID-19 pandemic. However, starting in the second half of 2020, and continuing through the first half of 2021, supply has become increasingly tight against an improving macro-economic backdrop and growing containerized cargo volumes. The financial performance of container shipping companies has been positively affected accordingly. Charter payments were received on a timely basis in 2020 and year-to-date 2021 and, as of June 30, 2021, charterhire was up-to-date. However, if our charterers were to be unable to make charter payments to us, our results of operations and financial condition would be materially adversely affected. If our existing charters with our charterers were terminated and we were required to recharter at lower rates, or if we were unable to find new charters due to market conditions, our results of operations and financial condition would be materially adversely affected.

3

Operating Fleet

Our fleet comprises 65 containerships, of which - as at August 4, 2021 – four have been contracted to be purchased but have yet to be delivered. The first table below presents the fleet prior to the vessel acquisitions announced year to date (the “Status Quo Fleet”); the second shows the 23 ships purchased and contracted to be purchased year to date (the “Purchased Fleet”).

Status Quo Fleet

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date	Daily Charter Rate $

CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	4Q25	1Q26	47,200
UASC Al Khor(1)	9,115	31,764	2015	Hapag-Lloyd	1Q22	2Q22	34,000
Anthea Y(1)	9,115	31,890	2015	COSCO	3Q23	4Q23	38,000
Maira XL(1)	9,115	31,820	2015	ONE	2Q22	3Q22	31,650
MSC Tianjin	8,603	34,325	2005	MSC	2Q24	3Q24	19,000 (2)
MSC Qingdao	8,603	34,609	2004	MSC	2Q24	3Q24	23,000 (2)
GSL Ningbo	8,603	34,340	2004	MSC	1Q23	3Q23	22,500
GSL Eleni	7,847	29,261	2004	Maersk	3Q24	4Q24 (3)	16,500 (3)
GSL Kalliopi	7,847	29,105	2004	Maersk	4Q22	4Q24 (3)	14,500 (3)
GSL Grania	7,847	29,190	2004	Maersk	4Q22	4Q24 (3)	14,500 (3)
Mary(1)	6,927	23,424	2013	CMA CGM	3Q23	4Q23	25,910
Kristina(1)	6,927	23,421	2013	CMA CGM	2Q24	3Q24	25,910
Katherine (1)	6,927	23,403	2013	CMA CGM	1Q24	2Q24	25,910
Alexandra (1)	6,927	23,348	2013	CMA CGM	1Q24	2Q24	25,910
Alexis (1)	6,882	23,919	2015	CMA CGM	1Q24	2Q24	25,910
Olivia I (1)	6,882	23,864	2015	CMA CGM	1Q24	2Q24	25,910
GSL Christen	6,840	27,954	2002	Maersk	3Q23	4Q23	35,000 (4)
GSL Nicoletta	6,840	28,070	2002	MSC(5)	3Q24	4Q24	13,500 (5)
CMA CGM Berlioz	6,621	26,776	2001	CMA CGM	4Q25	1Q26	34,000 (6)
Agios Dimitrios	6,572	24,931	2011	MSC	4Q23	1Q24	20,000
GSL Vinia	6,080	23,737	2004	Maersk	3Q24	1Q25	13,250
GSL Christel Elisabeth	6,080	23,745	2004	Maersk	2Q24	1Q25	13,250
Tasman	5,936	25,010	2000	Maersk	1Q22	3Q23(7)	12,500(7)
ZIM Europe	5,936	25,010	2000	ZIM	1Q24	2Q24	14,500(8)
Ian H	5,936	25,128	2000	ZIM	2Q24	3Q24	32,500(8)
Dolphin II	5,095	20,596	2007	OOCL	1Q22	2Q22	24,500
Orca I	5,095	20,633	2006	Maersk	2Q24	3Q25	21,000 (9)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	3Q26	4Q26	16,000 (10)
GSL Château d’If	5,089	19,994	2007	Hapag-Lloyd	4Q26	1Q27	14,500 (10)
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	3Q22	1Q23	25,350
CMA CGM Sambhar	4,045	17,429	2006	CMA CGM	3Q22	1Q23	25,350
CMA CGM America	4,045	17,428	2006	CMA CGM	3Q22	1Q23	25,350
GSL Valerie	2,824	11,971	2005	ZIM	3Q21	1Q22	13,250
Athena	2,762	13,538	2003	MSC(11)	2Q24	2Q24	21,500(11)
Maira	2,506	11,453	2000	Hapag-Lloyd	1Q23	2Q23	14,450
Nikolas	2,506	11,370	2000	CMA CGM	1Q23	1Q23	16,000
Newyorker	2,506	11,463	2001	CMA CGM	1Q24	2Q24	20,700(12)
Manet	2,272	11,727	2001	Sea-Lead	4Q21	4Q21	12,850
Keta	2,207	11,731	2003	OOCL	4Q24	1Q25	9,400 (13)
Julie	2,207	11,731	2002	Sea Consortium	1Q23	2Q23	20,000(14)
Kumasi	2,207	11,791	2002	CMA CGM	3Q21	4Q21	9,300
Marie Delmas	2,207	11,731	2002	CMA CGM	3Q21	4Q21	9,300

(1) Modern design, high reefer capacity, fuel-efficient vessel.

(2) MSC Tianjin. Chartered at $23,000 per day through dry-docking in 2Q2021; thereafter at $19,000 per day, due to cancellation of scrubber installation. MSC Qingdao has a scrubber installed and will continue to trade at a rate of $23,000 per day.

(3) GSL Eleni delivered 2Q2019 and is chartered for five years; GSL Kalliopi (delivered 4Q2019) and GSL Grania (delivered 3Q2019) are chartered for three years plus two successive periods of one year at the option of the charterer. During the option periods the charter rates for GSL Kalliopi and GSL Grania are $18,900 per day and $17,750 per day respectively.

(4) GSL Christen. Chartered at $15,000 per day through May 2021, at which time the rate increased to $35,000 per day.

(5) GSL Nicoletta. Chartered to MSC at $13,500 per day to 3Q21; thereafter to be chartered to Maersk at $35,750 per day.

(6) CMA CGM Berlioz. Chartered at $34,000 per day through December 2021, at which time the rate will increase to $37,750 per day.

(7) Tasman. 12-month extension at charterer’s option callable in 2Q2022, at an increased rate of $20,000 per day.

(8) A package agreement with ZIM, for direct charter extensions on two 5,900 TEU ships: Ian H, at a rate of $32,500 per day from May 2021, and ZIM Europe (formerly Dimitris Y), at a rate of $24,250 per day, from May 2022.

(9) Orca I. Chartered at $10,000 per day through April 2021, at which time the rate increased to $21,000 per day through to the median expiry of the charter in 2Q2024; thereafter the charterer has the option to charter the vessel for a further 12-14 months at the same rate.

(10) CMA CGM Alcazar and GSL Chateau d’If. Both ships have been forward fixed to CMA CGM for five years at $35,500 per day, with the new charters due to commence in 4Q2021;

(11) Athena. Chartered to MSC at a rate of $9,000 per day through April 2021, at which time the vessel was drydocked. Thereafter chartered to Hapag-Lloyd at $21,500 per day.;

(12) Newyorker. Drydocked in 2Q2021; thereafter chartered to CMA CGM at $20,700 per day;

(13) Keta. Chartered to OOCL at $9,400 per day through 3Q2021. Thereafter forward fixed to CMA CGM at $25,000 per day;

(14) Julie. Chartered to Sea Consortium at a rate of $9,250 per day through May 2021; thereafter extended at $20,000 per day.

4

Purchased Fleet

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date	Daily Charter Rate $	Actual/ Estimated Delivery date

GSL Dorothea	6,008	24,243	2001	Maersk	2Q24	4Q26	Note(1)	26/04/2021
GSL Arcadia	6,008	24,858	2000	Maersk	2Q24	1Q26	Note(1)	26/04/2021
GSL Violetta	6,008	24,873	2000	WHL/Maersk	4Q24	2Q26	Note(1)	28/04/2021
tbr GSL Maria	6,008	24,414	2001	ONE/Maersk	3Q24	2Q27	Note(1)	28/04/2021
GSL Tegea	6,008	24,308	2001	Maersk	2Q24	4Q26	Note(1)	17/05/2021
tbr GSL Melita	6,008	24,848	2001	Maersk	2Q24	4Q26	Note(1)	25/05/2021
GSL MYNY	6,008	24,873	2000	Maersk	3Q24	4Q26	Note(1)	28/07/2021
tbr GSL Tripoli	5,470	22,259	2009	Maersk	3Q24	4Q27	Note(2)	3/4Q21
tbr GSL Kithira	5,470	22,108	2009	Maersk	3Q24	4Q27	Note(2)	3/4Q21
tbr GSL Tinos	5,470	22,067	2010	Maersk	3Q24	4Q27	Note(2)	3/4Q21
tbr GSL Syros	5,470	22,098	2010	Maersk	3Q24	4Q27	Note(2)	3/4Q21
tbr GSL Susan	4,363	17,309	2008	CMA CGM	3Q22	4Q22	22,000	29/07/2021
tbr GSL Rossi	3,421	16,309	2012	Gold Star	1Q22	2Q22	20,000	29/07/2021
tbr GSL Alice	3,421	16,209	2014	CMA CGM	1Q23	2Q23	21,500	29/07/2021
tbr GSL Eleftheria	3,405	16,209	2013	Maersk	3Q25	4Q25	12,000(3)	29/07/2021
tbr GSL Melina	3,400	16,209	2013	Maersk	2Q23	3Q23	24,500	29/07/2021
Matson Molokai	2,824	12,032	2007	Matson	2Q22	2Q22	20,250	15/07/2021
tbr GSL Lalo	2,824	11,951	2006	ONE	1Q23	2Q23	18,500	29/07/2021
tbr GSL Mercer	2,824	11,970	2007	Hapag	3Q21	4Q21	11,700	29/07/2021
tbr GSL Elizabeth	2,742	11,507	2006	ONE	4Q22	1Q23	18,500	28/07/2021
tbr GSL Chloe	2,546	12,212	2012	ONE	4Q21	4Q21	15,000	29/07/2021
tbr GSL Maren	2,546	12,212	2014	Westwood	4Q22	1Q23	19,250	29/07/2021
tbr GSL Amstel	1,118	5,167	2008	CMA CGM	3Q23	3Q23	11,900	29/07/2021

(1) On February 9, 2021 we announced that we had contracted to purchase seven ships of approximately 6,000 TEU each, which have now been delivered. Contract cover for each vessel is for a firm period of at least three years from the date each vessel is delivered, with charterers holding a one-year extension option on each charter, followed by a second option with the period determined by (and terminating prior to) each vessel’s 25th year dry-docking & special survey. Five ships are chartered to Maersk from delivery; the remaining two (GSL Maria & GSL Violetta) will be chartered to Maersk upon completion of short charters to Wan Hai and ONE, respectively. The charter rates are confidential.

(2) On June 16, 2021 we announced that we had contracted to purchase four ultra-high reefer ships of 5,470 TEU each. These ships are scheduled to deliver in 3/4Q21. Contract cover is for a firm period of three years, with a period of an additional three years at charterers’ option. The charter rates are confidential.

(3) GSL Eleftheria. Chartered to Maersk at $12,000 per day through September 2021; thereafter extended at $37,975 per day.

Recent and Other Developments

On June 16, 2021, we announced an agreement to purchase four 5,470 TEU Panamax containerships with an average age of approximately 11 years for an aggregate purchase price of $148.0 million. The ships are scheduled for delivery during the third and fourth quarter of 2021. The purchase price is expected to be covered by cash on hand and new senior secured debt.

On June 8, 2021, we announced an agreement to purchase from Borealis Finance LLC, 12 containerships with an average size of approximately 3,000 TEU and a weighted average age of 11 years for an aggregate purchase price of $233.9 million. All Twelve Vessels were delivered between July 15, 2021 and July 29, 2021. In July 2021, we entered into a new syndicated credit facility with HCOB and Credit Agricole for a total of $140.0 million. The remaining purchase price was financed by cash on hand and the issuance of $35.0 million of our existing 8.00% Senior Unsecured Notes due to 2024 (“2024 Notes”) to the sellers of the ships.

During the period from April 1, 2021 through August 4, 2021, we took delivery of seven 6,000 TEU Post-Panamax containerships (the “Seven Vessels”) purchased for an aggregate price of $116.0 million, and chartered back to Maersk Line. In April 2021, we entered into a new credit facility with HCOB for six of these seven ships and have drawn down all tranches of $10.7 million each, amounting to a total of $64.2 million with the last drawdown on July 22, 2021. The seventh vessel was financed by a sale and leaseback agreement with Neptune for $14.7 million.

We declared a dividend of $0.25 per Class A common share from the earnings of the second quarter 2021 to be paid on September 3, 2021 to common shareholders of record as of August 23, 2021.

During the second quarter of 2021, raised $23.6 million net proceeds under the ATM program for the 8.75% Series B Preferred Shares (“Series B Preferred Shares”). During the period from July 1, 2021 through August 4, 2021, a further $6.4 million net proceeds was raised under this ATM program. Since the inception of this ATM program a total of $60.8 million net proceeds has been raised.

During the second quarter 2021, raised a further $7.6 million net proceeds under the ATM program for the 2024 Notes. The total outstanding 2024 Notes as at June 30, 2021 was $117.5 million, which includes the issuance of $35.0 million of the 2024 Notes to the sellers of Twelve Vessels, as part of the consideration. Since the inception of this ATM program a total of $50.9 million net proceeds has been raised.

5

Critical Accounting Policies

The interim unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. All significant accounting policies are as described in our Annual Report.

For a further description of our material accounting policies, please see note 2 to the interim unaudited condensed consolidated financial statements included elsewhere in this report.

(a)	Use of estimates

The preparation of interim unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates under different assumptions and/or conditions.

(b)	Vessels in operation

Vessels are generally recorded at their historical cost, which consists of the acquisition price and any material expenses incurred upon acquisition. Vessels acquired in a corporate transaction accounted for as an asset acquisition are stated at the acquisition price, which consists of consideration paid, plus transaction costs less any negative goodwill, if applicable. Vessels acquired in a corporate transaction accounted for as a business combination are recorded at fair value. Vessels acquired as part of the Marathon Merger in 2008 were accounted for under ASC 805, which required that the vessels be recorded at fair value, less the negative goodwill arising as a result of the accounting for the merger.

Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels.

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the six months ended June 30, 2021 and for the year ended December 31, 2020.

Vessels are stated less accumulated depreciation and impairment, if applicable. Vessels are depreciated to their estimated residual value using the straight-line method over their estimated useful lives which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure. The useful lives are estimated to be 30 years from original delivery by the shipyard.

Management estimates the residual values of our container vessels based on a scrap value cost of steel times the weight of the vessel noted in lightweight tons (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revision of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Management estimated the residual values of our vessels based on scrap rate of $400 per LWT.

For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.

The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the interim unaudited condensed Consolidated Statements of Operations.

(c)	Assets Held for Sale

We classify assets and disposal groups as being held for sale when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. As of June 30, 2021, and December 31, 2020, there were no assets classified as held for sale.

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(d)	Impairment of Long-lived assets

Tangible fixed assets, such as vessels, that are held and used or to be disposed of by us are reviewed for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. In these circumstances, we perform step one of the impairment test by comparing the undiscounted projected net operating cash flows for each vessel group to its carrying value. A vessel group comprises the vessel, the unamortized portion of deferred drydocking related to the vessel and the related carrying value of the intangible asset or liability (if any) with respect to the time charter attached to the vessel at its purchase. If the undiscounted projected net operating cash flows of the vessel group are less than its carrying amount, management proceeds to step two of the impairment assessment by comparing the vessel group’s carrying amount to its fair value, including any applicable charter, and an impairment loss is recorded equal to the difference between the vessel group’s carrying value and fair value. Fair value is determined with the assistance from valuations obtained from third party independent ship brokers.

We use a number of assumptions in projecting our undiscounted net operating cash flows analysis including, among others, (i) revenue assumptions for charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, in the four years from the date of the impairment test and a reversion to the historical mean of time charter rates for each vessel thereafter (ii) off-hire days, which are based on actual off-hire statistics for our fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost  (v) estimated useful life, which is assessed as a total of 30 years from original delivery by the shipyard and (vi) scrap values.

Revenue assumptions are based on contracted charter rates up to the end of the existing contract of each vessel, and thereafter, estimated time charter rates for the remaining life of the vessel. The estimated time charter rate used for non-contracted revenue days of each vessel is considered a significant assumption. Recognizing that the container shipping industry is cyclical and subject to significant volatility based on factors beyond our control, management believes that using forecast charter rates in the four years from the date of the impairment assessment and a reversion to the historical mean of time charter rates thereafter, represents a reasonable benchmark for the estimated time charter rates for the non-contracted revenue days, and takes into account the volatility and cyclicality of the market.

Two 1999-built, 2,200 TEU feeder ships, GSL Matisse and Utrillo, were sold on July 3, 2020 and July 20, 2020, respectively.  As of June 30, 2020, the vessels were immediately available for sale and qualified as assets held for sale. As of March 31, 2020, we had an expectation that the vessels would be sold before the end of their previously estimated useful life, and as a result performed an impairment test of the specific asset group. An impairment charge of $7.6 million was recognized for the three months ended March 31, 2020 and an additional impairment charge of $0.9 million had been recognized in the three months ended June 30, 2020.

During the six months ended June 30, 2021, there were no events or changes in circumstances which indicated that the carrying amounts of our other vessels may not be recoverable. Accordingly, no impairment test was performed.

(e)	Revenue recognition and related expense

We charter out our vessels on time charters which involves placing a vessel at a charterer’s disposal for a specified period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Such charters are accounted for as operating leases and therefore revenue is recognized on a straight-line basis as the average revenues over the rental periods of such charter agreements, as service is performed. Cash received in excess of earned revenue is recorded as deferred revenue. If a time charter contains one or more consecutive option periods, then subject to the options being exercisable solely by us, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter, including any options which are more likely than not to be exercised. Any difference between the charter rate invoiced and the time charter revenue recognized is classified as, or released from, deferred revenue within the interim unaudited condensed Consolidated Balance Sheets.

7

Revenues are recorded net of address commissions, which represent a discount provided directly to the charterer based on a fixed percentage of the agreed upon charter rate.

Charter revenue received in advance which relates to the period after a balance sheet date is recorded as deferred revenue within current liabilities until the respective charter services are rendered.

Under time charter arrangements we, as owner, are responsible for all the operating expenses of the vessels, such as crew costs, insurance, repairs and maintenance, and such costs are expensed as incurred and are included in vessel operating expenses.

Commission paid to brokers to facilitate the agreement of a new charter are included in time charter and voyage expenses as are certain expenses related to a voyage, such as the costs of bunker fuel consumed when a vessel is off-hire or idle.

 Leases: In cases of lease agreements where we act as the lessee, we recognize an operating lease asset and a corresponding lease liability on the consolidated balance sheets. Following initial recognition and with regards to subsequent measurement we remeasure lease liability and right of use asset at each reporting date.

Leases where we act as the lessor are classified as either operating or sales-type / direct financing leases.

In cases of lease agreements where we act as the lessor under an operating lease, we keep the underlying asset on the consolidated balance sheets and continues to depreciate the assets over its useful life. In cases of lease agreements where we act as the lessor under a sales-type / direct financing lease, we derecognize the underlying asset and records a net investment in the lease. We act as a lessor under operating leases in connection with all of its charter out – bareboat-out arrangements.

In cases of sale and leaseback transactions, if the transfer of the asset to the lessor does not qualify as a sale, then the transaction constitutes a failed sale and leaseback and is accounted for as a financial liability. For a sale to have occurred, the control of the asset would need to be transferred to the lessor, and the lessor would need to obtain substantially all the benefits from the use of the asset. We have entered into two agreements which qualify as failed sale and leaseback transactions as we are required to repurchase the vessels at the end of the lease term and we have accounted for the two agreements as financing transactions.

We elected the practical expedient which allows us to treat the lease and non-lease components as a single lease component for the leases where the timing and pattern of transfer for the nonlease component and the associated lease component to the lessees are the same and the lease component, if accounted for separately, would be classified as an operating lease. The combined component is therefore accounted for as an operating lease under ASC 842, as the lease components are the predominant characteristics, in 2020 and 2019.

We adopted the new “Leases” standard (Topic 842) on January 1, 2019 using the modified retrospective method. We elected the practical expedient to use the effective date of adoption as the date of initial application. Furthermore, we elected practical expedients, which allow entities (i) to not reassess whether any expired or existing contracts are considered or contain leases; (ii) to not reassess the lease classification for any expired or existing leases (iii) to not reassess initial direct costs for any existing leases and (iv) which allows to treat the lease and non-lease components as a single lease component due to its predominant characteristic. The adoption of this standard did not have a material effect on the interim unaudited condensed consolidated financial statements since we are primarily a lessor and the accounting for lessors is largely unchanged under this standard.

(f)	Fair Value Measurement and Financial Instruments

Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, trade receivables and payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item or included below as applicable.

Fair value measurement: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

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 As at March 31, 2020, two of our vessel groups that were held and used with a total aggregate carrying amount of $15.6 million were written down to their fair value of $8.0 million resulting in a non-cash impairment aggregate charge of $7.6 million which was allocated to the respective vessels’ carrying values. As at June 30, 2020, the two above mentioned vessels with a total aggregate carrying amount of $8.0 million were written down to their value of $7.1 million resulting in a non-cash impairment charge of $0.9 million which was allocated to their respective carrying values. Total impairment charge of $8.5 million was included in the Unaudited Condensed Consolidated Statements of Operations for the six months ended June 30, 2020. The estimated fair value, measured on a non-recurring basis, of our relevant three vessel groups that are held and used is calculated with the assistance of valuation obtained by third party independent ship brokers. Therefore, we have categorized the fair value of these vessels as Level II in the fair value hierarchy.

Financial Risk Management: Our activities expose it to a variety of financial risks including fluctuations in, time charter rates, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit risk: We closely monitor our credit exposure to customers and counter-parties for credit risk. We have entered into commercial management agreement with Conchart Commercial Inc. (“Conchart”), pursuant to which Conchart has agreed to provide commercial management services to us, including the negotiation, on behalf of us, vessel employment contracts. Conchart has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.

Financial instruments that potentially subject us to concentrations of credit risk are accounts receivable and cash and cash equivalents. We do not believe our exposure to credit risk is likely to have a material adverse effect on our financial position, results of operations or cash flows.

Liquidity Risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. We monitor cash balances appropriately to meet working capital needs.

(g)	Recent accounting pronouncements

We do not believe that any recently issued, but not yet effective, accounting pronouncements would have a material impact on our interim unaudited condensed consolidated financial statements.

 Results of Operations

Financial Results for the Six Months Ended June 30, 2021 Compared to the Six Months Ended June 30, 2020

The following table presents interim unaudited consolidated revenue and expense for the six month periods ended June 30, 2021 and 2020. This information was derived from the interim unaudited condensed consolidated financial statements of operations of Global Ship Lease for the respective periods.

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(Expressed in millions of U.S. dollars except share data)

	Six months ended June 30,
	2021	2020
OPERATING REVENUES
Time charter revenues (include related party revenues of 66.0 million and $74.5 million for each of the periods ended June 30, 2021 and 2020, respectively)	155.9	142.3

OPERATING EXPENSES
Vessels operating expenses (include related party vessels operating expenses of $6.9 million and $6.1 million for each of the periods ended June 30, 2021 and 2020, respectively)	52.4	49.7
Time charter and voyage expenses (include related party time charter and voyage expenses of $1.5 million and $1.2 million for each of the periods ended June 30, 2021 and 2020, respectively)	3.9	6.2
Depreciation and amortization	25.5	23.1
Impairment of vessels	—	8.5
General and administrative expenses	6.1	4.8
Gain on sale of vessel	(7.8)	—
Operating Income	75.8	50.1

NON-OPERATING INCOME/(EXPENSES)
Interest income	0.3	0.8
Interest and other finance expenses (include of $5.8 million and $2.3 million Notes premium for each of the six months ended June 30, 2021 and 2020, respectively)	(39.3)	(35.5)
Other income, net	0.9	(0.4)
Total non-operating expenses	(38.1)	(35.1)
Income before income taxes	37.7	15.0
Income taxes	—	(0)
Net Income	37.7	15.0
Earnings allocated to Series B Preferred Shares	(3.5)	(1.8)
Net Income available to Common Shareholders	$34.2	$13.2

Revenue and Utilization

Revenue from fixed-rate, mainly long-term, time-charters was $155.9 million in the six months ended June 30, 2021, up $13.6 million (or 9.6%) on revenue of $142.3 million for the prior year period. The increase in revenue is principally due to (i) a reduction in planned offhire days from 434 in the six months ended June 30, 2020 to 195 in the six months ended June 30, 2021, (ii) increased revenue on renewals at higher rates from Maira, Nikolas, Dolphin II, GSL Valerie, Athena, Orca I, Ian H, GSL Ningbo and Julie, partially offset by decreases in revenue on renewals at lower rates from Maira XL, CMA CGM Alcazar, GSL Chateau d’If and MSC Tianjin, (iii) full contribution from GSL Christen and GSL Nicoletta which were delivered during the first quarter 2020, (iv) less idle time, down to 27 days in the six months ended June 30, 2021 from 250 in the comparative period in 2020 mainly due to GSL Matisse and Utrillo which were held for sale as at June 30, 2020 and were sold in July 2020. The 195 days of offhire for dry dockings in six months ended June 30, 2021 were mainly attributable to three regulatory dry-docking which have been completed and another three dry-dockings in progress as of June 30, 2021. With 27 days idle time and 61 days of unplanned offhire, utilization for the six months ended June 30, 2021 was 96.5%. In the comparative period of 2020, the 434 days of offhire for dry-dockings were mainly attributable to five dry-dockings in progress as of June 30, 2020, three for regulatory reasons and two for scrubber installation on Agios Dimitrios and MSC Qingdao. With 217 days idle time for GSL Matisse and Utrillo, 33 idle days for Julie and GSL Christen between charters and 59 days of unplanned offhire days, utilization was 90.8%.

The table below shows fleet utilization for the six month periods ended June 30, 2021 and 2020.

	Six months ended

	June 30,	June 30,
Days	2021	2020

Ownership days	8,125	8,111
Planned offhire - scheduled dry-dock	(195)	(434)
Unplanned offhire	(61)	(59)
Idle time	(27)	(250)
Operating days	7,842	7,368

Utilization	96.5%	90.8%

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Vessel Operating Expenses

Vessel operating expenses, which primarily include costs of crew, lubricating oil, repairs, maintenance, insurance and technical management fees, were up 5.4% to $52.4 million in the six months ended June 30, 2021, compared to $49.7 million in the comparative period. The increase of $2.7 million was mainly due to the acquisition and delivery of six vessels since April 1, 2021, all of which are Post-Panamax with, on average, higher daily operating expenses, offset by the disposal of GSL Matisse and Utrillo in July 2020 and due to crew replacement and delivery of spares which were significantly reduced in prior year periods as a result of COVID-19 restrictions and delays. The average cost per ownership day was $6,450 per day compared to $6,125 for the prior year period, up $325 per day, or 5.3%.

Time Charter and Voyage Expenses

Time charter and voyage expenses comprise mainly commission paid to ship brokers, the cost of bunker fuel for owner’s account when a ship is off-hire or idle and miscellaneous owner’s costs associated with a ship’s voyage. For the six months ended June 30, 2021, time charter and voyage expenses were $3.9 million, or an average of $479 per day, compared to $6.2 million in the comparative period, or $762 per day, a decrease of $283 per ownership day, or 37.1%. The decrease is mainly due to the decrease in idle days and unplanned off hire days resulting in lower costs for bunker fuel for owner’s account.

Depreciation and Amortization

Depreciation for the six months ended June 30, 2021, was $25.5 million, compared to $23.1 million in the comparative period, with the increase being due to the addition of six vessels since July 1, 2020.

Gain on sale of vessel and impairment of vessels

The 2001-built, 2,272 TEU ship, La Tour, was sold on June 30, 2021 for net proceeds of $16.5 million resulting in a gain of $7.8 million. As of March 31, 2020, we had an expectation that the 1999-built, 2,200 TEU feeder ships, GSL Matisse and Utrillo, would be sold before the end of their previously estimated useful life, and as a result performed an impairment test of these two asset groups and an impairment charge of $7.6 million was recognized. An additional impairment charge of $0.9 million was recognized on these two vessels in the three months ended June 30, 2020 for a total of $8.5 million in the six month period ended June 30, 2020. The two vessels were sold in July 2020.

General and Administrative Expenses

For the six months ended June 30, 2021, general and administrative expenses were $6.1 million, compared to $4.8 million in the comparative period- mainly due to the non-cash effect for accelerated stock based compensation expense recognized in the first quarter of 2021. The average general and administrative expense per ownership day for the six-month period ended June 30, 2021 was $755, compared to $587 in the comparative period, an increase of $168 or 28.6% mainly due to the non-cash effect of accelerated stock based compensation expense recognized in the first quarter of 2021.

Adjusted EBITDA

Adjusted EBITDA (a non-GAAP financial measure) for the six months ended June 30, 2021 was $96.2 million, compared to $82.6 million for the comparative period, with the increase being due mainly to the addition of six vessels since July 1, 2020.

Interest Expense and Interest Income

Debt as at June 30, 2021 totaled $835.4 million, comprising $684.2 million secured debt collateralized by our vessels, $68.7 million from sale and leaseback financing transactions and $82.5 million of unsecured indebtedness on our 2024 Notes. As of June 30, 2021, none of our vessels were unencumbered.

Debt as at June 30, 2020 totaled $845.0 million, comprising $267.0 million of indebtedness on our 2022 Notes and $4.7 million of indebtedness under a secured term loan, both cross collateralized by 18 vessels in the legacy GSL fleet, $59.0 million of unsecured indebtedness on our 2024 Notes, and $514.3 million other secured debt collateralized by our other vessels. As of June 30, 2020, five of our vessels were unencumbered.

Interest and other finance expenses for the six months ended June 30, 2021 were $39.3 million, an increase of $3.8 million, or 10.7%, on the interest and other finance expenses for the comparative period, of $35.5 million. The increase is mainly due to $5.8 million premium paid on the redemption in full of our 2022 Notes in January 2021 compared to $2.3 million premium paid on the redemption $46.0 million of the 2022 Notes in March 2020 plus the acceleration of deferred financing charges of $3.7 million, and the acceleration of amortization of original issue discount associated with the redemption of the 2022 Notes of $1.1 million plus the prepayment fee of $1.6 million paid on the partial repayment of our Blue Ocean Junior Credit Facility, plus the prepayment fee of $1.4 million paid on the repayment and completion of the refinancing of our Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility and the interest on a new loan with HCOB and a new sale and leaseback agreement with Neptune, offset by decrease in LIBOR. The weighted average cost of debt has been reduced from 6.4% for the six months period ended June 30, 2020 to 5.2% for the six months period ended June 30, 2021.

Interest income for the six months period ended June 30, 2021 was $0.3 million, compared to $0.8 million for the comparative period.

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 Other Income/(Expenses), Net

Other income, net was $0.9 million in the six months period ended June 30, 2021, compared to an other expense, net of $0.4 million in the comparative period.

Taxation

Taxation for the six months ended June 30, 2021 was $nil compared to a credit of $3,000, in the comparative period in 2020.

Earnings Allocated to Preferred Shares

The Series B Preferred Shares, carry a coupon of 8.75%, the cost of which for the six months ended June 30, 2021 was $3.5 million, compared to $1.8 million for the comparative period. The increase is due to additional Series B Preferred Shares issued under our Depositary Shares ATM program since June 2020.

Net Income Available to Common Shareholders

Net income available to common shareholders for the six months ended June 30, 2021 was $34.2 million, after the $7.8 million net gain on the sale of La Tour, the prepayment fee of $1.6 million on the partial repayment of the Blue Ocean Junior Credit Facility, the prepayment fee of $1.4 million on the completion of the refinancing of the Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, the non-cash effect of $1.3 million for accelerated stock based compensation expense due to vesting and new awards of fully vested incentive shares, $5.8 million premium paid on the redemption in full of our 2022 Notes in January 2021, and associated accelerated amortization of $3.7 million deferred financing charges and $1.1 million original issue discount. Net income available to common shareholders for the prior period was $13.2 million after $8.5 million non-cash impairment charges associated with the decision to dispose of GSL Matisse and Utrillo, the non-cash effect of $0.4 million for accelerated stock based compensation expense due to vesting, and $2.3 million premium paid on the redemption of $46.0 million of our 2022 Notes in February 2020.

Non-U.S. GAAP Financial Measures

To supplement our financial information presented in accordance with U.S. GAAP, management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of our operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with U.S. GAAP. Management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations, and therefore a more complete understanding of factors affecting our business than U.S. GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.

Adjusted EBITDA

Adjusted EBITDA represents net income available to common shareholders before interest income and expense, earnings allocated to preferred shares, income taxes, depreciation and amortization of drydocking net costs, gains or losses on the sale of vessels, charges for share based compensation and impairment losses. Adjusted EBITDA is a non-U.S. GAAP quantitative measure used to assist in the assessment of our ability to generate cash from our operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in U.S. GAAP and should not be considered to be an alternative to net income or any other financial metric required by such accounting principles. Our use of Adjusted EBITDA may vary from the use of similarly titled measures by others in our industry.

Adjusted EBITDA is presented herein on a forward-looking basis in certain instances. We have not provided a reconciliation of forward looking Adjusted EBITDA to the most directly comparable US GAAP measure because such US GAAP financial measure on a forward-looking basis is not available to us without unreasonable effort.

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Adjusted EBITDA (Unaudited)

(Expressed in millions of U.S. dollars)

		Six months ended
		June 30,	June 30,
		2021	2020
Net income available to Common Shareholders		34.2	13.2

Adjust:	Depreciation and amortization	25.5	23.1
	Impairment of vessels	—	8.5
	Gain on sale of vessel	(7.8)	—
	Interest income	(0.3)	(0.8)
	Interest expense	39.3	35.5
	Share based compensation	1.8	1.3
	Earnings allocated to preferred shares	3.5	1.8
Adjusted EBITDA		96.2	82.6

Liquidity and Capital Resources

Our net cash flow from operating activities derives from revenue received under our charter contracts, which varies directly with the number of vessels under charter, days on-hire and charter rates, less operating expenses including crew costs, lubricating oil costs, costs of repairs and maintenance, insurance premiums, general and administrative expenses, interest and other financing costs. In addition, each of our vessels is subject to a drydock approximately every five years. Three drydockings were completed during the six months ended June 30, 2021 and three were in progress as of June 30, 2021.

The main factor affecting operating cash flow in a period is the timing of the receipt of charterhire, which is due to be paid two weeks or one month in advance and, other than from any asset sales and purchases, are the payments for costs of drydockings and vessel upgrades, the timing of the payment of interest, which is mainly quarterly, including on our 2024 Notes, and amortization of our debt.

On January 19, 2021, we fully drew down a new $236.2 million senior secured loan facility with Hayfin Capital Management, LLP (the “New Hayfin Credit Facility”). The proceeds, together with cash on hand, were used to complete on January 20, 2021 the full optional redemption of our outstanding 2022 Notes.

On January 26, 2021, closed our fully underwritten public offering of 5,400,000 Class A common shares, at a public offering price of $13.00 per share. The underwriters exercised, in part, their 30-day option to purchase on February 17, 2021, an additional 141,959 Class A common shares. The aggregate net proceeds, after underwriting discounts and commissions and expenses, were approximately $67.6 million.

During the period from April 1, 2021 through August 4, 2021, took delivery of seven 6,000 TEU Post-Panamax containerships purchased for an aggregate price of $116.0 million, and chartered them back to Maersk Line. In April 2021, we entered into a new credit facility with HCOB for six of these seven ships and have drawn down all tranches of $10.7 million each, amounting to a total of $64.2 million. The seventh vessel was financed by a sale and leaseback agreement with Neptune for $14.7 million.

 On April 16, 2021, we drew down in full on a new $51.7 million secured credit facility to refinance one of the three existing tranches of the $180.5 million Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility that had a maturity date on June 30, 2022. The second tranche was refinanced on May 7, 2021 with a new $51.7 million secured credit facility. The third tranche was refinanced on May 27, 2021, with a new $54.0 million sale and leaseback agreement with CMBFL.

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 Our liquidity requirements are significant, primarily due to drydocking costs and debt service requirements. As indicated in the Tabular Disclosure of Contractual Obligations below, minimum amortization of debt for the 12 months ending June 30, 2022 is $95.3 million and interest is $42.2 million, for the 24 months ending June 30, 2024 minimum amortization of debt is $194.9 million and interest is $70.7 million, for the 24 months ending June 30, 2026 minimum amortization of debt is $518.1 million and interest is $27.8 million and for the 24 months ending June 30, 2028 minimum amortization of debt is $27.1 million and interest is $1.7 million

Our credit facilities require that we maintain $20.0 million minimum liquidity at each quarter end on group basis. In addition, we intend to declare and make quarterly dividend payments amounting to approximately $2.0 million per quarter on our Series B Preferred Shares on a perpetual basis and in accordance with the Certificate of Designation governing the terms of our Series B Preferred Shares, based on the amount outstanding as of June 30, 2021. Finally, we may, in the discretion of our Board of Directors, declare and pay dividends on our common shares, subject to, among other things, any applicable restrictions contained in our current and future agreements governing our indebtedness, including our credit facilities, and available cash flow. On May 10, 2021 we declared a dividend of $0.25 per Class A common share from the earnings of the first quarter 2021, paid on June 3, 2021 to common shareholders of record as of May 24, 2021, amounting to $9.3 million. We declared a dividend of $0.25 per Class A common share from the earnings of the second quarter 2021 to be paid on September 3, 2021 to common shareholders of record as of August 23, 2021.

Other than costs for drydockings and compliance with environmental regulations, there are no other current material commitments for capital expenditures or other known and reasonably likely material cash requirements other than in respect of our growth strategy.

All our revenues are denominated in U.S. dollars and a portion of our expenses are denominated in currencies other than U.S. dollars. As of June 30, 2021, we had $165.5 million in cash and cash equivalents, including restricted cash. Our cash and cash equivalents are mainly held in U.S. dollars, with relatively small amounts of UK pounds sterling and Euros. We regularly review the amount of cash and cash equivalents held in different jurisdictions to determine the amounts necessary to fund our operations and their growth initiatives and amounts needed to service our indebtedness and related obligations. If these amounts are moved out of their original jurisdictions, we may be subject to taxation.

Due to our charter coverage and nature of our operating and financial costs, our cashflows are predictable and visible, at least in the near to medium term. We have policies in place to control treasury activities within the group. For example, all new funding must be approved by our Board of Directors, and cash deposits can only be made with institutions meeting certain credit metrics and up to predetermined limits by institution.

Our floating rate debt is represented by drawings under a number of secured credit facilities. We have in the past, and may in the future, enter into hedging instruments, including interest rate swap agreements, to hedge our cash flows. We would not enter into derivatives for trading or speculative purposes.

The following table presents cash flow information derived from the unaudited consolidated statements of cash flows of Global Ship Lease for the six month periods ended June 30, 2021 and 2020.

14

	Six months ended June 30,
	2021	2020
Cash flows from operating activities:
Net Income	$37.7	$15.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	25.5	23.1
Impairment of vessels	—	8.5
Gain on sale of vessel	(7.8)	—
Amortization of deferred financing costs	5.4	1.9
Amortization of original issue discount/premium on repurchase of notes	7.1	2.3
Amortization of intangible liabilities/assets - charter agreements	(2.5)	0.4
Share based compensation	1.9	1.3
Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable and other assets	(5.6)	0.2
Increase in inventories	(0.1)	(0.5)
Decrease in accounts payable and other liabilities	(3.1)	(5.2)
Decrease in related parties' balances, net	(0.5)	(3.5)
Increase/(decrease) in deferred revenue	0.6	(5.0)
Unrealized foreign exchange loss	-	-
Net cash provided by operating activities	$58.6	$38.6
Cash flows from investing activities:
Acquisition of vessels and intangibles	(98.4)	(23.1)
Cash paid for vessel expenditures	(2.2)	(1.4)
Advances for vessel acquisitions and other additions	(26.0)	(1.3)
Cash paid for drydockings	(4.2)	(7.2)
Net proceeds from sale of vessels	16.5	4.1
Net cash used in investing activities	$(114.3)	$(28.8)
Cash flows from financing activities:
Proceeds from issuance of 2024 Notes	22.7	19.2
Repurchase of 2022 Notes, including premium	(239.2)	(57.8)
Proceeds from drawdown of credit facilities	461.8	47.0
Repayment of credit facilities	(53.8)	(33.9)
Repayment of refinanced debt	(143.8)	(44.4)
Deferred financing costs paid	(7.9)	(1.0)
Proceeds from offering of Class A common shares, net of offering costs	67.6	(0.1)
Proceeds from offering of Series B preferred shares, net of offering costs	34.3	5.0
Class A common shares - dividend paid	(9.3)	—
Series B Preferred Shares - dividends paid	(3.5)	(1.8)
Net cash provided by/(used in) financing activities	$128.9	$(67.8)
Net increase/(decrease) in cash and cash equivalents and restricted cash	73.2	(57.9)
Cash and cash equivalents and restricted cash at beginning of the period	92.3	147.6
Cash and cash equivalents and restricted cash at end of the period	$165.5	$89.7

Supplementary Cash Flow Information:
Cash paid for interest	$24.6	$33.1
Non-cash investing activities:
Unpaid drydocking expenses	1.9	0.5
Unpaid vessel expenditures	3.5	2.8
Non-cash financing activities:
Unpaid offering costs	0.1	—
Unpaid deferred financing costs	0.4	—

15

Net Cash provided by operating activities for the six months ended June 30, 2021 compared to the six months ended June 30, 2020

Net cash provided by operating activities was $58.6 million for the six months ended June 30, 2021 reflecting mainly net income of $37.7 million, adjusted for depreciation and amortization of $25.5 million, gain on sale of vessel of $7.8 million, amortization of deferred financing costs and original issue discount of $12.5 million, amortization of intangible liabilities of $2.5 million, share-based compensation of $1.9 million, plus decrease in working capital, including deferred revenue, of $8.7 million.

The adjustments to reconcile net income to net cash provided by operating activities for the six months ended June 30, 2020 were $23.1 million of depreciation and amortization, $1.9 million of amortization of deferred financing costs, $2.3 million of amortization of original issue discount/premium on repurchase of notes, $0.4 million of amortization of intangible asset-charter agreements, $8.5 million of impairment losses, $1.3 million share based compensation offset by changes in operating assets and liabilities totaling $14.0 million.

Cash used in investing activities for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020

Cash used in investing activities was $114.3 million for the six months ended June 30, 2021, as compared to $28.8 million for the same period in 2020. The principal reason for the increase is additional investment in new vessels, additional spending on vessel improvements and additional advances for vessel acquisitions.

Cash used in investing activities for the six months ended June 30, 2021 was the result of (i) $98.4 million for the acquisition of the six out of the Seven Vessels, (ii) $28.2 million for improvements on all vessels and deposits for the GSL MYNY and the Twelve Vessels, (iii) $4.2 million for regulatory drydockings and (iv) $16.5 million proceeds from sale of vessel La Tour.

Cash provided by financing activities for the six months ended June 30, 2021 as compared to cash used in financing activities for the six months ended June 30, 2020:

Cash provided by financing activities was $128.9 million for the six months ended June 30, 2021, compared to $67.8 million cash used in financing activities in the same period of 2020.

Cash provided by financing activities for the six months ended June 30, 2021 was the result of (i) $197.6 million amortization of debt; (ii) $7.9 million costs incurred in connection with new credit facilities; iii) $239.2 million of repurchases of our 2022 Notes; iv) $3.5 million and $9.3 million in dividends related to the Series B Preferred Shares and Class A common shares, respectively, net of (i) $461.8 million from drawdowns under new credit facilities (a) for the refinance of existing loans of Maira XL amounting to $51.7 million, Anthea Y amounting to $54.0 million, UASC Al Khor amounting to $51.7 million and the New Hayfin Credit Facility amounting to $236.2 million and (b) for new credit facility in relation to the purchase of the six out of the Seven Vessels amounting to $64.2 million in total and the new sale and leaseback finance amounting to $14.7 million ; (ii) $34.3 million of net proceeds from offerings of our Depositary Shares (representing interests in our Series B Preferred Shares); (iii) $67.6 million of proceeds from offering of Class A common shares, net of offering costs; and (iv) $22.7 million net proceeds from issuance of our 2024 Notes.

16

Indebtedness

Our indebtedness as of June 30, 2021 comprised:

Lender	30/6/2021	Collateral vessels	Interest Rate	Final maturity date
Chailease Credit Facility	6.7	Maira, Nikolas, Newyorker	LIBOR plus 4.2%	March 31, 2025
Credit Agricole Senior Syndicated Facility	225.6	Dolphin II, Athena, Kristina, Katherine, Agios Dimitrios, Alexandra, Alexis, Olivia I, Orca, Mary	LIBOR plus 3.00%	September 24, 2024
Blue Ocean Credit Facility	26.2	Dolphin II, Athena, Kristina, Katherine, Agios Dimitrios, Alexandra, Alexis, Olivia I, Orca, Mary	10.00% fixed	September 24, 2024
New Credit Agricole, CTBC, Sinopac Facility	51.7	Maira XL	LIBOR plus 2.75%	April 14, 2026
New Deutsche Bank Credit Facility	51.7	UASC Al Khor	LIBOR plus 3.25%	April 30, 2026
New HCOB Facility	53.5	GSL Arcadia, tbr GSL Dorothea, tbr GSL Maria, GSL Tegea, tbr GSL Melita	LIBOR plus 3.5%	April-May, 2025
New Hayfin Credit Facility	217.3	GSL Fleet (20 vessels)	LIBOR plus 7.00%	January 7, 2026
Hayfin Credit Facility	5.8	GSL Valerie	LIBOR plus 5.50%	July 16, 2022
Hellenic Credit Facility	45.7	GSL Eleni, GSL Kalliopi, GSL Grania, GSL Christel Elisabeth, GSL Vinia	LIBOR plus 3.90%	October 02, 2024
Finance Lease with CMBFL	54.0	Anthea Y	LIBOR plus 3.25%	May 27, 2028
Finance Lease with Neptune	14.7	GSL Violetta	LIBOR plus 4.64%	February 13, 2026
2024 Notes	82.5	Unsecured	8.00%	December 31, 2024
	835.4

17

New Credit Facilities in 2021

$51.7 Million Deutsche Bank AG Credit Facility

On May 6, 2021, we entered into a secured facility for an amount of $51.7 million with Deutsche Bank AG in order to refinance one of the three previous tranches of the $180.5 million Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $48.5 million.

The new Facility is repayable in 20 equal consecutive quarterly instalments of $1.2 million with a final balloon of $28.4 million payable together with the final instalment.

This facility bears interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.

As of June 30, 2021, the outstanding balance of the Deutsche Bank AG Credit Facility was $51.7 million.

$64.2 Million Hamburg Commercial Bank AG Credit Facility

On April 15, 2021, we entered into a Senior Secured term loan facility with Hamburg Commercial Bank AG “the HCOB facility” for an amount of up to $64.2 million in order to finance the acquisition of the Seven Vessels. As at June 30, 2021, we had drawdown five tranches of $10.7 million each, amounting to a total of $53.5 million.

Each Tranche of the Facility is repayable in 16 equal consecutive quarterly instalments of $0.7 million.

This facility bears interest at LIBOR plus a margin of 3.50% per annum payable quarterly in arrears.

As of June 30, 2021, the outstanding balance of the HCOB facility was $53.5 million.

$51.7 Million CACIB, Bank Sinopac, CTBC Credit Facility

On April 13, 2021, we entered into a secured facility for an amount of $51.7 million in order to refinance one of the three previous tranches of the $180.5 million Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $48.7 million.

The Lenders are Credit Agricole Corporate and Investment Bank (“CACIB”), Bank Sinopac Ltd. (“Bank Sinopac”) and CTBC Bank Co. Ltd. (“CTBC”).

The Facility is repayable in 20 equal consecutive quarterly instalments of $1.3 million with a final balloon of $26.2 million payable together with the final instalment.

This facility bears interest at LIBOR plus a margin of 2.75% per annum payable quarterly in arrears.

As of June 30, 2021, the outstanding balance of the CACIB, Bank Sinopac, CTBC Credit Facility was $51.7 million.

$236.2 Million Senior secured loan facility with Hayfin Capital Management, LLP

On January 7, 2021, we entered into the New Hayfin Credit Facility amounting to $236.2 million, and on January 19, 2021, we drew down the full amount under this facility. The proceeds from the New Hayfin Credit Facility, along with cash on hand, were used to optionally redeem in full the outstanding 2022 Notes on January 20, 2021. The New Hayfin Credit Facility matures in January 2026 and bears interest at a rate of LIBOR plus a margin of 7.00% per annum. It is repayable in twenty quarterly instalments of $6.6 million, along with a balloon payment at maturity. The New Hayfin Credit Facility is secured by, among other things, first priority ship mortgages over 21 of our vessels, assignments of earnings and insurances of the mortgaged vessels, pledges over certain bank accounts, as well as share pledges over the equity interests of each mortgaged vessel-owning subsidiary. On June 30, 2021, due to the sale of La Tour, we additionally repaid $5.8 million, and the vessel was released as collateral under our New Hayfin Credit Facility.

As of June 30, 2021, the outstanding balance of New Hayfin Credit Facility was $217.3 million.

18

 Sale and Leaseback agreements in 2021

$54.0 Million Sale and Leaseback agreement – CMBFL

On May 20, 2021, we entered into a $54.0 million sale and leaseback agreement with CMB Financial Leasing Co. Ltd. (“CMBFL”) to refinance one of the three previous tranches of the $180.5 million Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $46.6 million. We have a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was accounted for as a failed sale. In accordance with ASC 842-40 the transaction has been accounted as a financial liability.

The sale and leaseback agreement will be repayable in eight equal consecutive quarterly instalments of $2.0 million each and 20 equal consecutive quarterly instalments of $0.9 million with a repurchase obligation of $19.98 million on the final repayment date.

 The sale and leaseback agreement matures in May 2028 and bears interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.

In May 2021, on the actual delivery date of the vessel, we drew $54.0 million, which represented vessel purchase price $75.0 million less advanced hire of $21.0 million, which advanced hire neither bore any interest nor was refundable and was set off against payment of the purchase price payable to us by the unrelated third party under this agreement. As of June 30, 2021, the outstanding balance of CMBFL sale and leaseback agreement was $54.0 million.

$14.7 Million Sale and Leaseback agreement – Neptune Maritime Leasing

On May 12, 2021, we entered into a $14.7 million sale and leaseback agreement with Neptune Maritime Leasing (“Neptune”) to finance the acquisition of GSL Violetta delivered in April 2021. We have a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction has been accounted as a financial liability.

The sale and leaseback agreement will be repayable in 15 equal consecutive quarterly instalments of $0.8 million each and four equal consecutive quarterly instalments of $0.5 million with a repurchase obligation of $0.95 million on the last repayment date.

19

The sale and leaseback agreement matures in February 2026 and bears interest at LIBOR plus a margin of 4.64% per annum payable quarterly in arrears.

In May 2021, we drew $14.7 million under this agreement.

As of June 30, 2021, the outstanding balance of Neptune sale and leaseback agreement was $14.7 million.

Notes and Credit Facilities

$9.0 Million Chailease Credit Facility

On February 26, 2020, we entered into a secured term facility agreement with Chailease International Financial Services Pte., Ltd. for an amount of $9.0 million. The Chailease Bank Facility was used for the refinance of DVB Credit Facility.

The Facility is repayable in 36 consecutive monthly instalments $0.2 million and 24 monthly instalments of $0.1 million with a final balloon of $1.3 million payable together with the final instalment.

This facility bears interest at LIBOR plus a margin of 4.20% per annum.

As of June 30, 2021, the outstanding balance of Chailease Credit Facility was $6.7 million.

8.00% Senior Unsecured Notes due 2024

On November 19, 2019, we issued $27.5 million aggregate principal amount of our 8.00% Senior Unsecured Notes (the “2024 Notes”) in an underwriting public offering, which mature on December 31, 2024. On November 27, 2019, we sold an additional $4.1 million of 2024 Notes, pursuant the underwriter’s option to purchase such additional 2024 Notes. Interest on the 2024 Notes is payable on the last day of February, May, August and November of each year commencing on February 29, 2020.

We have the option to redeem the 2024 Notes for cash, in whole or in part, at any time (i) on or after December 31, 2021 and prior to December 31, 2022, at a price equal to 102% of the principal amount, (ii) on or after December 31, 2022 and prior to December 31, 2023, at a price equal to 101% of the principal amount and (iii) on or after December 31, 2023 and prior to maturity, at a price equal to 100% of the principal amount.

On November 27, 2019, we entered into an “At Market Issuance Sales Agreement” with B. Riley FBR, Inc. (the “Agent”) pursuant to which we may sell, from time to time, up to an additional $68.0 million of 2024 Notes (the “2024 Notes ATM Program”).

Interest on the 2024 Notes is payable on the last day of February, May, August and November of each year commencing on February 29, 2020 and the 2024 Notes have a maturity date of December 31, 2024.

As of June 30, 2021, the outstanding aggregate principal amount of the 2024 notes was $82.5 million including an amount of $50.9 million that comprise of newly issued 2024 notes under the At Market Issuance Sales Agreement. The outstanding balance, net of the outstanding balance of the original issue premium/(discount), was $82.6 million. In July 2021, we agreed to purchase the Twelve Vessels for an aggregate purchase price of $233.9 million, part of which was financed by the issuance of $35.0 million of existing 2024 Notes to the sellers.

$268.0 Million Syndicated Senior Secured Credit Facility (CACIB, ABN, CIT, Siemens, CTBC, Bank Sinopac, Palatine)

On September 19, 2019, we entered into a Syndicated Senior Secured Credit Facility in order to refinance existing credit facilities that had a maturity date in December 2020, of an amount $224.3 million.

The Senior Syndicated Secured Credit Facility was agreed to be borrowed in two tranches. The Lenders are Credit Agricole Corporate and Investment Bank (“CACIB”), ABN Amro Bank N.V. (“ABN”), CIT Bank, N.A. (“CIT”), Siemens Financial Services, Inc (“Siemens”), CTBC Bank Co. Ltd. (“CTBC”), Bank Sinopac Ltd. (“Bank Sinopac”) and Banque Palatine (“Palatine”).

Tranche A amounting to $230.0 million was drawn down in full on September 24, 2019 and is scheduled to be repaid in 20 consecutive quarterly instalments of $5.2 million starting from December 12, 2019 and a balloon payment of $126.0 million payable on September 24, 2024.

Tranche B amounts to $38.0 million was drawn down in full on February 10, 2020 and is scheduled to be repaid in 20 consecutive quarterly instalments of $1.0 million and a balloon payment of $18.0 million payable in the termination date on the fifth anniversary from the utilization date of Tranche A, which falls in September 24, 2024.

The interest rate is LIBOR plus a margin of 3.00% and is payable at each quarter end date.

As of June 30, 2021, the outstanding balance of the Syndicated Senior Secured Credit Facility was $225.6 million.

20

 $38.5 Million Blue Ocean Junior Credit Facility

On September 19, 2019, we entered into a refinancing agreement with Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, and Blue Ocean Investments SPC Blue, holders of the outstanding debt of $38.5 million relevant to the previous Blue Ocean Credit Facility in order to refinance that existing facility with the only substantive change being to extend maturity at the same date with the Syndicated Senior Secured Credit Facility.

We fully drew down the facility on September 23, 2019 and it is scheduled to be repaid in a single instalment on the termination date which falls on September 24, 2024.

This facility bears interest at 10.00% per annum.

During the six month period ended June 30, 2021, we used a portion of the net proceeds from the at-the-market issuance programs to prepay an amount of $12.3 million plus a prepayment fee of $1.6 million. Following this prepayment, as of June 30, 2021, the outstanding balance of the Blue Ocean Junior Credit Facility was $26.2 million.

$59.0 Million Hellenic Bank Credit Facility

On May 23, 2019, we entered into a facility agreement with Hellenic Bank for an amount up to $37.0 million. The Hellenic Bank Facility is to be borrowed in tranches and is to be used in connection with the acquisition of the vessels GSL Eleni, GSL Grania and GSL Kalliopi.

An initial tranche of $13.0 million was drawn on May 24, 2019, in connection with the acquisition of the GSL Eleni. The Facility is repayable in 20 equal quarterly instalments of $0.5 million each with a final balloon of $4.0 million payable together with the final instalment.

A second tranche of $12.0 million was drawn on September 4, 2019, in connection with the acquisition of GSL Grania. The Facility is repayable in 20 equal quarterly instalments of $0.4 million each with a final balloon of $4.0 million payable together with the final instalment.

The third tranche of $12.0 million was drawn on October 3, 2019, in connection with the acquisition of GSL Kalliopi. The Facility is repayable in 20 equal quarterly instalments of $0.4 million each with a final balloon of $4.0 million payable together with the final instalment.

On December 10, 2019, we via our subsidiaries Global Ship Lease 33 and 34 entered into an amended and restated loan agreement with Hellenic Bank for an additional facility of amount $22.0 million that is to be borrowed in two tranches and to be used in connection with the acquisition of the vessels GSL Vinia and GSL Christel Elisabeth.

Both tranches were drawn on December 10, 2019 and are each repayable in 20 equal quarterly instalments of $0.4 million each with a final balloon of $3.5 million payable together with the final instalment.

This facility bears interest at LIBOR plus a margin of 3.90% per annum.

As of June 30, 2021, the outstanding balance of the Hellenic Bank Credit Facility was $45.7 million.

$65.0 Million Hayfin Credit Facility

On September 7, 2018, we entered into a facility agreement with Hayfin Services LLP (the “Lenders”) which provided for a secured term loan facility of up to $65.0 million. The Hayfin Credit Facility was to be borrowed in tranches and was to be used in connection with the acquisition of vessels as specified in the Hayfin Credit Facility or as otherwise agreed with the Lenders. Hayfin Credit Facility, which is non-amortizing, was available for drawing until May 10, 2019 and has a final maturity date of July 16, 2022. The interest rate is LIBOR plus a margin of 5.5% and is payable at each quarter end date. A commitment fee of 2.0% per annum was due on the undrawn commitments until May 10, 2019 when the availability period was terminated. Any debt drawn under the Hayfin Credit Facility will be secured by first priority vessel mortgage on the acquired vessel (the “Facility Mortgaged Vessel”) and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a Facility Mortgaged Vessel. In addition, the Hayfin Credit Facility is fully and unconditionally guaranteed, jointly and severally, by us, GSL Holdings, Inc. and Facility Mortgaged vessel owning subsidiaries. An initial tranche of $8.1 million was drawn on September 10, 2018 in connection with the acquisition of the GSL Valerie.

As of June 30, 2021, the outstanding balance on this facility was $5.8 million.

21

Covenants

Certain of our credit facilities have financial covenants, which require us to maintain, on borrowers or subholding level, among other things:

•	minimum liquidity on borrowers level;
•	minimum market value of collateral for each credit facility, such that the aggregate market value of the vessels collateralizing the particular credit facility is between 120% and 135%, depending on the particular facility, of the aggregate principal amount outstanding under such credit facility, or, if we do not meet such threshold, to provide additional security to eliminate the shortfall; and

On group level, we have a minimum consolidated liquidity of not less than $20.0 million.

The agreements governing our indebtedness also contain undertakings limiting or restricting us from, among other things:

•	incurring additional indebtedness or issuing certain preferred stock;

•	making any substantial change to the general nature of our business;
•	paying dividends on or repaying or distributing any dividend or share premium reserve;
•	redeeming or repurchasing capital stock;
•	creating or impairing certain securities interests, including liens;
•	transferring or selling certain assets;
•	entering into certain transactions other than arm’s length transactions;
•	acquiring a company, shares or securities or a business or undertaking;
•	entering into any amalgamation, demerger, merger, consolidation or corporate reconstruction, or selling all or substantially all of our properties or assets;
•	experiencing any change in the position of Executive Chairman; and
•	changing the flag, class or technical or commercial management of the vessel mortgaged under such facility or terminating or materially amending the management agreement relating to such vessel.

Our secured credit facilities are generally secured by, among other things:

•	a first priority mortgage over the relevant collateralized vessels;
•	first priority assignment of earnings and insurances from the mortgaged vessels;
•	pledge of the earnings account of the mortgaged vessel;
•	pledge of the equity interest of each of the vessel-owning subsidiaries; and
•	corporate guarantees.

Debt repaid in 2021

$180.5 Million Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility

In connection with the Poseidon Transaction, we assumed debt from the three vessel owning companies of UASC Al Khor, Maira XL and Anthea Y on the date of completion of the transaction of $180.5 million with Deutsche Bank AG. The agreement was dated November 9, 2018, with initial drawdown amount of $180.5 million and final maturity of June 30, 2022.

On December 31, 2018, we entered a deed of amendment and restatement with the bank. Based on this restatement there was a re-tranche of the existing facility such that it was split into a senior facility in an amount of $141.9 million (“Senior Facility”) and a junior facility in an amount of $38.6 million (“Junior Facility”). The Lenders of the Senior Facility are Hamburg Commercial Bank AG (“HCOB”), Deutsche Bank AG and CIT Bank N.A and the Lenders of the Junior Facility are Blue Ocean GP LLC, Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, Entrustpermal ICAV, Blue Ocean Investments SPC one and Blue Ocean Investments SPC for three. The final maturity of both Facilities (Senior and Junior) was June 30, 2022. In addition to the repayment schedule a cash sweep mechanism based on a DSCR ratio of 1.10:1 (DSCR ratio is the ratio of Cash Flow to the Cash Flow Debt Service) applied pro rata against the Senior Facility and the Junior Facility.

22

Senior Facility

The Senior Facility was comprised of three Tranches. Tranche A relates to Al Khor and was repayable in 14 instalments of $0.9 million, and a final instalment of $35.1 million. Tranche B related to Anthea Y and was repayable in 14 instalments of $0.9 million and a final instalment of $35.2 million. Tranche C related to Maira XL and was repayable in 14 instalments of $0.9 million and a final instalment of $35.3 million.

The Senior Facility bore interest at LIBOR plus 3.00% payable quarterly in arrears.

On April 13, 2021, and May 6, 2021, we entered into two new secured credit facilities amounting to $51.7 million and $51.7 million, respectively, to refinance two of the three existing tranches of the $180.5 million Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022. On May 20, 2021, we entered into a $54.0 million sale and leaseback agreement with unrelated third party to refinance the outstanding balance of the third tranche of the $180.5 million Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022.

As of June 30, 2021, the outstanding balance of the Senior Facility had been fully repaid.

Junior Facility

The Junior Facility was comprised of three Tranches. Tranche A related to Al Khor and was repayable in 14 instalments of $0.2 million and a final instalment of $9.6 million. Tranche B related to Anthea Y and was repayable in 14 instalments of $0.2 million and a final instalment of $9.6 million. Tranche C related to Maira XL and was repayable in 14 instalments of $0.2 million and a final instalment of $9.6 million.

The Junior Facility bore interest at LIBOR plus 10.00% payable quarterly in arrears.

Following the refinancing that took place in April and May 2021, as described above, as of June 30, 2021, the outstanding balance on the Junior Facility had been fully repaid.

9.875% First Priority Secured Notes due 2022

On October 31, 2017, we completed the sale of $360.0 million in aggregate principal amount of our 9.875% First Priority Secured Notes (the “2022 Notes”) which mature on November 15, 2022. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $356.4 million. The original issue discount was being amortized on an effective interest rate basis over the life of the 2022 Notes. The 2022 Notes were fully redeemed in January 2021.

Interest on the 2022 Notes was payable semi-annually on May 15 and November 15 of each year, commencing on May 15, 2018. As at December 31, 2020 the 2022 Notes were secured by first priority vessel mortgages on the 16 vessels in the GSL Fleet and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a vessel securing the 2022 Notes. In addition, the 2022 Notes were fully and unconditionally guaranteed, jointly and severally, by our 16 vessel owning subsidiaries as of December 31, 2020 and Global Ship Lease Services Limited.

On February 10, 2020, we completed an optional redemption of $46.0 million aggregate principal amount of our 2022 Notes at a redemption price of $48.3 million (representing 104.938% of the aggregate principal amount) plus accrued and unpaid interest. During the year ended December 31, 2020, we purchased $15.3 million of aggregate principal amount of 2022 Notes in the open market at a weighted average price of 98.98% of the aggregate principal amount.

On January 20, 2021, we optionally redeemed, in full, $233.4 million aggregate principal amount of 2022 Notes, representing the entire outstanding amount under the 2022 Notes, using the proceeds we received from the New Hayfin Credit Facility, and cash on hand, at a redemption price of $239.2 million (representing 102.469% of the aggregate principal amount of notes redeemed) plus accrued and unpaid interest. Total loss on extinguishment of the bonds totaled $10.6 million and is recorded within the Consolidated Statement of Operations as interest expense.

23

 Leverage

Debt as at June 30, 2021 totaled $835.4 million, comprising $684.2 million secured debt collateralized by our vessels, $68.7 million from sale and leaseback financing transactions and $82.5 million of unsecured indebtedness on our 2024 Notes. As of June 30, 2021, none of our vessels were unencumbered.

We believe that funds generated by the business and retained will be sufficient to meet our operating needs for the next twelve months, including working capital requirements, drydocking costs, interest and debt repayment obligations.

As market conditions warrant, we may from time to time, depending upon market conditions and the provisions on our facilities/notes, seek to repay loans or repurchase debt securities, in privately-negotiated or open market transactions.

Tabular Disclosure of Contractual Obligations

The contractual obligations presented below represent our estimates of future payments under fixed contractual obligations and commitments as of June 30, 2021. These amounts do not include dividends on the Series B Preferred Shares which amount to $8.0 million annually based on the principal outstanding as at June 30, 2021. Changes in our business needs or in interest rates, as well as actions by third parties and other factors, may cause these estimates to change. These estimates are necessarily subjective and our actual payments in future periods are likely to vary from those presented in the table.

	Payment due by period
	(Amounts in millions of U.S. dollars)
	Less than	1-3 years	3-5 years	More than	Total
	1 year			5 years
Long-term debt obligations, excluding interest(1)	$95.3	$194.9	$518.1	$27.1	$835.4
Interest on long-term debt(2)	42.2	70.7	27.8	1.7	142.4
Ship management agreements(3)	18.5	36.0	18.7	0.7	73.9
Total	$156.0	$301.6	$564.6	$29.5	$1,051.7

(1)	Consists of total debt outstanding as of June 30, 2021 of $5.8 million under the Hayfin Credit Facility, $415.9 million under the Poseidon credit facilities (comprised of the Chailease Facility, Deutsche Bank Facility, CACIB-CTBC-Sinopac Facility, sale and leaseback agreement with CMBFL, Senior Secured Syndicated Credit Facility and Junior Syndicated Facility), $45.7 million under the Hellenic Credit Facility, $217.3 million under the New Hayfin Credit Facility, $53.5 million under the HCOB Facility, $14.7 million under the sale and leaseback agreement with Neptune and $82.5 million under our 2024 Notes. The table reflects the scheduled fixed amortization and final repayments of all credit facilities as defined in the relevant credit facilities.

(2)	Represents aggregate interest payments at the fixed rate of 7.5% (7% margin plus floor LIBOR at 0.5%) on the New Hayfin Credit Facility, at the fixed rate of 8.00% on the 2024 Notes and at the fixed rate of 10.00% on the Junior Syndicated Facility and on all of our floating rate debt at the relevant margin plus LIBOR at 0.30%, where applicable.

(3)	Reflects the fees payable to our ship manager for (i) the ship management agreements with Technomar, from the actual or anticipated effective date of these contracts, at a daily rate of €700 and an exchange rate of 1.190 USD:Euro, inflated at 2.5% annually and brokerage commissions payable to our commercial manager, Conchart, for the current employment of the fleet, up to earliest date of redelivery under current charters. The obligations to our ship managers do not include any amount for the reimbursement of daily operating costs incurred by them on our behalf.

24

Quantitative and Qualitative Disclosures about Market Risks

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings. Significant increases in interest rates could adversely affect our results of operations and our ability to service our own debt. Details of the expected maturity of our borrowings are presented in Tabular Disclosure of Contractual Obligations above.

Sensitivity Analysis

Our analysis of the potential effects of variations in market interest rates is based on a sensitivity analysis, which models the effects of potential market interest rate changes on our financial condition and results of operations. The following sensitivity analysis may have limited use as a benchmark and should not be viewed as a forecast as it does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.

Based on the outstanding balance at June 30, 2021 of our floating rate credit facilities of $726.6 million and ignoring amortization thereon and cash on hand, a hypothetical 1.00% increase in LIBOR would have the impact of reducing our annual net income, before income taxes, by approximately $7.3 million.

Foreign Currency Exchange Risk

The shipping industry’s functional currency is the U.S. dollar. All of our revenues and the majority of our operating costs are in U.S. dollars. In the future, we do not expect to be exposed to any significant extent to the impact of changes in foreign currency exchange rates. Consequently, we do not presently intend to enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions or to use financial instruments for trading or other speculative purposes.

Inflation

With the exception of rising costs associated with the employment of international crews for our ships and the impact of global oil prices on the cost of lubricating oil, we do not believe that inflation has had, or is likely in the foreseeable future to have, a significant impact on ship operating expenses, drydocking expenses and general and administrative expenses. For the duration of the global expense agreement, under certain predefined circumstances, we will be able to recover a portion of our ship operating costs above a pre-determined threshold.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

25

GLOBAL SHIP LEASE, INC.

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

		As of
	Note	June 30, 2021	December 31, 2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$142,963	$80,757
Restricted cash		17,465	825
Accounts receivable, net		2,872	2,532
Inventories		6,455	6,316
Prepaid expenses and other current assets		12,004	6,711
Due from related parties	5	2,007	1,472
Total current assets		$183,766	$98,613
NON - CURRENT ASSETS
Vessels in operation	3	$1,212,642	$1,140,583
Advances for vessels acquisitions and other additions	3	27,645	1,364
Deferred charges, net		23,605	22,951
Restricted cash, net of current portion		5,076	10,680
Total non - current assets		1,268,968	1,175,578
TOTAL ASSETS		$1,452,734	$1,274,191
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable		$10,806	$10,557
Accrued liabilities		16,116	19,127
Current portion of long - term debt	4	95,312	76,681
Deferred revenue		6,243	5,623
Due to related parties	5	312	225
Total current liabilities		$128,789	$112,213
LONG - TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	4	$726,008	$692,775
Intangible liabilities - charter agreements		4,571	4,462
Total non - current liabilities		730,579	697,237
Total liabilities		$859,368	$809,450
Commitments and Contingencies	6	—	—
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 36,283,468 shares issued and outstanding (2020 – 17,741,008 shares)	7	$362	$177
Series B Preferred Shares - authorized 44,000 shares with a $0.01 par value 36,772 shares issued and outstanding (2020 – 22,822 shares)	7	—	—
Series C Preferred Shares - authorized 250,000 shares with a $0.01 par value Nil shares issued and outstanding (2020 - 250,000 shares)	7	—	3
Additional paid in capital		689,921	586,355
Accumulated deficit		(96,917)	(121,794)
Total shareholders' equity		593,366	464,741
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$1,452,734	$1,274,191

 See accompanying notes to interim unaudited condensed consolidated financial statements

F-1

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Operations

(Expressed in thousands of U.S. dollars except share and per share data)

		Six months ended
		June 30,
		2021	2020
	Note
OPERATING REVENUES
Time charter revenues (include related party revenues of 66,005 and $74,524 for each of the periods ended June 30, 2021 and 2020, respectively)		$155,851	$142,323

OPERATING EXPENSES
Vessels operating expenses (include related party vessels operating expenses of $6,868 and $6,105 for each of the periods ended June 30, 2021 and 2020, respectively)		52,406	49,682
Time charter and voyage expenses (include related party time charter and voyage expenses of $1,470 and $1,201 for each of the periods ended June 30, 2021 and 2020, respectively)		3,889	6,181
Depreciation and amortization	3	25,519	23,126
Impairment of vessels	3	—	8,497
General and administrative expenses		6,131	4,759
Gain on sale of vessel	3	(7,770)	—
Operating Income		75,676	50,078

NON-OPERATING INCOME/(EXPENSES)
Interest income		364	831
Interest and other finance expenses (include of $5,764 and $2,271 Notes premium for each of the six months ended June 30, 2021 and 2020, respectively)		(39,254)	(35,539)
Other income, net		933	(351)
Total non-operating expenses		$(37,957)	$(35,059)
Income before income taxes		37,719	15,019
Income taxes		—	(3)
Net Income		$37,719	$15,016
Earnings allocated to Series B Preferred Shares	7	(3,495)	(1,790)

Net Income available to Common Shareholders		$34,224	$13,226
Earnings per Share

Weighted average number of Class A common shares outstanding
Basic	9	34,136,307	17,632,674
Diluted	9	34,168,093	17,730,628

Net Earnings per Class A common share
Basic	9	$1.00	$0.43
Diluted	9	$1.00	$0.43

See accompanying notes to interim unaudited condensed consolidated financial statement

F-2

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Six months ended June 30,
	Note	2021	2020
Cash flows from operating activities:
Net Income		$37,719	$15,016
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		25,519	23,126
Impairment of vessels	3	—	8,497
Gain on sale of vessel		(7,770)	—
Amortization of deferred financing costs	4	5,363	1,921
Amortization of original issue discount/premium on repurchase of notes		7,136	2,282
Amortization of intangible liabilities/assets - charter agreements		(2,461)	355
Share based compensation	8	1,854	1,282
Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable and other assets		(5,633)	182
Increase in inventories		(139)	(476)
Decrease in accounts payable and other liabilities		(3,148)	(5,154)
Decrease in related parties' balances, net	5	(447)	(3,460)
Increase/(decrease) in deferred revenue		620	(4,968)
Unrealized foreign exchange loss		—	1
Net cash provided by operating activities		$58,613	$38,604
Cash flows from investing activities:
Acquisition of vessels and intangibles		(98,400)	(23,060)
Cash paid for vessel expenditures		(2,233)	(1,385)
Advances for vessel acquisitions and other additions		(25,957)	(1,279)
Cash paid for drydockings		(4,181)	(7,189)
Net proceeds from sale of vessels		16,514	4,119
Net cash used in investing activities		$(114,257)	$(28,794)
Cash flows from financing activities:
Proceeds from issuance of 2024 Notes		22,702	19,193
Repurchase of 2022 Notes, including premium		(239,183)	(57,822)
Proceeds from drawdown of credit facilities		461,805	47,000
Repayment of credit facilities		(53,838)	(33,912)
Repayment of refinanced debt		(143,799)	(44,366)
Deferred financing costs paid		(7,916)	(969)
Proceeds from offering of Class A common shares, net of offering costs		67,612	(76)
Proceeds from offering of Series B preferred shares, net of offering costs	7	34,345	4,982
Class A common shares - dividend paid		(9,347)	—
Series B Preferred Shares - dividend paid		(3,495)	(1,790)
Net cash provided by/(used in) financing activities		$128,886	$(67,760)
Net increase/(decrease) in cash and cash equivalents and restricted cash		73,242	(57,950)
Cash and cash equivalents and restricted cash at beginning of the period		92,262	147,636
Cash and cash equivalents and restricted cash at end of the period		$165,504	$89,686

Supplementary Cash Flow Information:
Cash paid for interest		$24,547	$33,098
Non-cash investing activities:
Unpaid drydocking expenses		1,890	482
Unpaid vessel expenditures		3,474	2,823
Non-cash financing activities:
Unpaid offering costs		63	—
Unpaid deferred financing costs		406	—

See accompanying notes to interim unaudited condensed consolidated financial statements

F-3

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Shares at par value $0.01	Number of Series B Preferred Shares at par value $0.01	Number of Series C Preferred Shares at par value $0.01	Common Shares	Series B Preferred Shares	Series C Preferred Shares	Additional paid-in capital	(Accumulated Deficit)	Total Shareholders' Equity
Balance at December 31, 2019	17,556,738	14,428	250,000	$175	$—	$3	$565,586	$ (159,362)	$406,402
Issuance of Restricted Stock Units (Note 8)	—	—	—	—	—	—	429	—	429
Issuance of Class A common shares, net of offering costs	—	—	—	—	—	—	(39)	—	(39)
Net Income for the period	—	—	—	—	—	—	—	1,500	1,500
Series B Preferred Shares dividend (Note 7)	—	—	—	—	—	—	—	(879)	(879)
Issuance of Series B Preferred shares, net of offering costs	—	1,646	—	—	—	—	4,003	—	4,003
Balance at March 31, 2020	17,556,738	16,074	250,000	$175	$ —	$3	$569,979	$ (158,741)	$ 411,416
Issuance of Restricted Stock Units (Note 8)	—	—	—	—	—	—	853	—	853
Issuance of Class A common shares, net of offering costs	184,270	—	—	2	—	—	(37)	—	(35)
Net Income for the period	—	—	—	—	—	—	—	13,516	13,516
Series B Preferred Shares dividend (Note 7)	—	—	—	—	—	—	—	(911)	(911)
Issuance of Series B Preferred shares, net of offering costs	—	581	—	—	—	—	1,179	—	1,179
Balance at June 30, 2020	17,741,008	16,655	250,000	$177	$ —	$3	$571,974	$ (146,136)	$ 426,018

	Number of Common Shares	Number of Series B Preferred Shares at par value $ 0.01	Number of Series C Preferred Shares at par value $0.01	Common Shares	Series B Preferred Shares	Series C Preferred Shares	Additional paid-in capital	(Accumulated Deficit)	Total Shareholders' Equity
Balance at December 31, 2020	17,741,008	22,822	250,000	$177	$ —	$3	$586,355	$(121,794)	$464,741
Issuance of Restricted Stock Units (Note 8)	45,313	—	—	—	—	—	1,704	—	1,704
Issuance of Class A common shares, net of offering costs	5,541,959	—	—	55	—	—	67,703	—	67,758
Conversion of Series C Preferred shares to Class A common shares (Note 7)	12,955,188	—	(250,000)	130	—	(3)	(127)	—	—
Net Income for the period	—	—	—	—	—	—	—	5,643	5,643
Series B Preferred Shares dividend (Note 7)	—	—	—	—	—	—	—	(1,484)	(1,484)
Issuance of Series B Preferred Shares, net of offering costs (Note 7)	—	4,356	—	—	—	—	10,696	—	10,696
Balance at March 31, 2021	36,283,468	27,178	—	$362	$ —	$ —	$666,331	$(117,635)	$549,058

Issuance of Restricted Stock Units (Note 8)	—	—	—	—	—	—	150	—	150
Issuance of Class A common shares, net of offering costs	—	—	—	—	—	—	(209)	—	(209)
Net Income for the period	—	—	—	—	—	—	—	32,076	32,076
Series B Preferred Shares dividend (Note 7)	—	—	—	—	—	—	—	(2,011)	(2,011)
Issuance of Series B Preferred Shares, net of offering costs (Note 7)	—	9,594	—	—	—	—	23,649	—	23,649
Class A common shares dividend	—	—	—	—	—	—		(9,347)	(9,347)
Balance at June 30, 2021	36,283,468	36,772	—	$362	$ —	$ —	$689,921	$(96,917)	$593,366

See accompanying notes to interim unaudited condensed consolidated financial statements

F-4

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share data)

1.       Description of Business

On August 14, 2008, Global Ship Lease, Inc. (the “Company”) merged indirectly with Marathon Acquisition Corp., a company then listed on The American Stock Exchange, and with the pre-existing Global Ship Lease, Inc. GSL Holdings, Inc. was the surviving entity (the “Marathon Merger”), changed its name to Global Ship Lease, Inc. and became listed on The New York Stock Exchange (the “NYSE”).

On November 15, 2018, the Company completed a transformative transaction and acquired Poseidon Containers’ 20 containerships, one of which, the Argos, was contracted to be sold, which sale was completed in December 2018, (the “Poseidon Transaction”). References herein to the “GSL Fleet” are to the 19 vessels that were owned by the Company prior to the consummation of the Poseidon Transaction, and references to the “Poseidon Fleet” are to the 19 vessels that the Company acquired as a result of the Poseidon Transaction, excluding the Argos.

The Company’s business is to own and charter out containerships to leading liner companies. On June 30, 2021, the Company sold La Tour, a 2001 built 2,272 TEU containership. As of June 30, 2021, the Company had contracted to purchase a further 17 containerships which have been or are expected to be delivered in the third and fourth quarter 2021.

The following table provides information about the 48 vessels owned as at June 30, 2021.

Company Name (1)	Fleet	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
Global Ship Lease 54 LLC	GSL	Liberia	CMA CGM Thalassa	11,040	2008	4Q25
Laertis Marine LLC	Poseidon	Marshall Islands	UASC Al Khor	9,115	2015	1Q22
Penelope Marine LLC	Poseidon	Marshall Islands	Maira XL	9,115	2015	2Q22
Telemachus Marine LLC (3)	Poseidon	Marshall Islands	Anthea Y	9,115	2015	3Q23
Global Ship Lease 53 LLC	GSL	Liberia	MSC Tianjin	8,603	2005	2Q24
Global Ship Lease 52 LLC	GSL	Liberia	MSC Qingdao	8,603	2004	2Q24
Global Ship Lease 43 LLC	GSL	Liberia	GSL Ningbo	8,603	2004	1Q23
Global Ship Lease 30 Limited	—	Marshall Islands	GSL Eleni	7,847	2004	3Q24(4)
Global Ship Lease 31 Limited	—	Marshall Islands	GSL Kalliopi	7,847	2004	4Q22(4)
Global Ship Lease 32 Limited	—	Marshall Islands	GSL Grania	7,847	2004	4Q22(4)
Alexander Marine LLC	Poseidon	Marshall Islands	Mary	6,927	2013	3Q23
Hector Marine LLC	Poseidon	Marshall Islands	Kristina	6,927	2013	2Q24
Ikaros Marine LLC	Poseidon	Marshall Islands	Katherine	6,927	2013	1Q24
Philippos Marine LLC	Poseidon	Marshall Islands	Alexandra	6,927	2013	1Q24
Aristoteles Marine LLC	Poseidon	Marshall Islands	Alexis	6,882	2015	1Q24
Menelaos Marine LLC	Poseidon	Marshall Islands	Olivia I	6,882	2015	1Q24
Global Ship Lease 48 LLC	GSL	Liberia	CMA CGM Berlioz	6,621	2001	4Q25
Leonidas Marine LLC	Poseidon	Marshall Islands	Agios Dimitrios	6,572	2011	4Q23
Global Ship Lease 35 LLC	—	Liberia	GSL Nicoletta	6,840	2002	3Q24(6)
Global Ship Lease 36 LLC	—	Liberia	GSL Christen	6,840	2002	3Q23(5)
Global Ship Lease 33 LLC	—	Liberia	GSL Vinia	6,080	2004	3Q24
Global Ship Lease 34 LLC	—	Liberia	GSL Christel Elisabeth	6,080	2004	2Q24
GSL Arcadia LLC	Seven Vessels	Liberia	GSL Arcadia	6,008	2000	2Q24
GSL Melita LLC	Seven Vessels	Liberia	tbr GSL Melita (8)	6,008	2001	2Q24
GSL Maria LLC	Seven Vessels	Liberia	tbr GSL Maria (8)	6,008	2001	3Q24
GSL Violetta LLC (3)	Seven Vessels	Liberia	GSL Violetta	6,008	2000	4Q24
GSL Tegea LLC	Seven Vessels	Liberia	GSL Tegea	6,008	2001	2Q24
GSL Dorothea LLC	Seven Vessels	Liberia	tbr GSL Dorothea (8)	6,008	2001	2Q24
Tasman Marine LLC	Poseidon	Marshall Islands	Tasman	5,936	2000	1Q22
Hudson Marine LLC	Poseidon	Marshall Islands	Zim Europe	5,936	2000	1Q24(7)
Drake Marine LLC	Poseidon	Marshall Islands	Ian H	5,936	2000	2Q24(7)
Hephaestus Marine LLC	Poseidon	Marshall Islands	Dolphin II	5,095	2007	1Q22
Zeus One Marine LLC	Poseidon	Marshall Islands	Orca I	5,095	2006	2Q24(9)
Global Ship Lease 47 LLC	GSL	Liberia	GSL Château d’If	5,089	2007	4Q26(10)
GSL Alcazar Inc.	GSL	Marshall Islands	CMA CGM Alcazar	5,089	2007	3Q26(10)
Global Ship Lease 50 LLC	GSL	Liberia	CMA CGM Jamaica	4,298	2006	3Q22
Global Ship Lease 49 LLC	GSL	Liberia	CMA CGM Sambhar	4,045	2006	3Q22
Global Ship Lease 51 LLC	GSL	Liberia	CMA CGM America	4,045	2006	3Q22
Global Ship Lease 42 LLC	GSL	Liberia	GSL Valerie	2,824	2005	3Q21
Pericles Marine LLC	Poseidon	Marshall Islands	Athena	2,762	2003	2Q24(11)
Aris Marine LLC	Poseidon	Marshall Islands	Maira	2,506	2000	1Q23
Aphrodite Marine LLC	Poseidon	Marshall Islands	Nikolas	2,506	2000	1Q23
Athena Marine LLC	Poseidon	Marshall Islands	Newyorker	2,506	2001	1Q24
Global Ship Lease 38 LLC	GSL	Liberia	Manet	2,272	2001	4Q21
Global Ship Lease 40 LLC	GSL	Liberia	Keta	2,207	2003	3Q21
Global Ship Lease 41 LLC	GSL	Liberia	Julie	2,207	2002	1Q23(12)
Global Ship Lease 45 LLC	GSL	Liberia	Kumasi	2,207	2002	3Q21
Global Ship Lease 44 LLC	GSL	Liberia	Marie Delmas	2,207	2002	3Q21

(1) All subsidiaries are 100% owned, either directly or indirectly;

(2) Twenty-foot Equivalent Units;

(3) Currently, vessel-operating company under a sale and leaseback transaction.

(4) GSL Eleni delivered 2Q2019 and is chartered for five years; GSL Kalliopi (delivered 4Q2019) and GSL Grania (delivered 3Q2019) are chartered for three years plus two successive periods of one year at the option of the charterer;

(5) GSL Christen commenced a charter with Maersk in July 2020 for 2 – 10 months, at charterer’s option. In 2Q21 the charter was extended, in direct continuation, for 27—30 months;

(6) GSL Nicoletta commenced a charter with MSC in July 2020; upon conclusion of that charter in 3Q2021, GSL Nicoletta will be chartered to Maersk for 36—40 months;

(7) A package agreement with ZIM, for direct charter extensions on two 5,900 TEU ships: Ian H from May 2021 and Zim Europe (formerly Dimitris Y) from May 2022.On April 9, 2021, Dimiris Y has been renamed to Zim Europe; (8)“tbr” means “to be renamed”;

(9) Orca I. Chartered to Maersk 2Q2021, at which time the charter was extended in direct continuation for 36—39 months; thereafter Maersk has the option to charter the vessel for a further 12-14 months;

(10) CMA CGM Alcazar and GSL Chateau d’If. Both ships have been forward fixed for five years with the new charters due to commence in 4Q2021;

(11) Athena was chartered to MSC to 2Q2021, at which time the vessel was drydocked. Thereafter Athena was fixed on charter to Hapag-Lloyd for 35—37 months;

(12) Julie. Chartered to 2Q2021 with Sea Consortium; thereafter extended in direct continuation to 1Q2023 (earliest).

F-5

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

1. Description of Business (continued)

In February 2021, the Company contracted to purchase seven ships of approximately 6,000 TEU each (“the Seven Vessels”) with an average age of approximately 20 years for an aggregate purchase price of $116,000. The Company has agreed charters for all seven ships to Maersk Line for a minimum firm period of 36 months each, followed by two one-year extensions at charterer’s option; for two vessels these new charters will commence on completion of existing short charters. Six vessels were delivered during the second quarter of 2021, and the seventh vessel, to be renamed GSL MYNY, was delivered during July 2021.

In June 2021, the Company contracted to purchase 12 containerships from Borealis Finance LLC (the “Twelve Vessels”) with a weighted average age of 11 years for an aggregate purchase price of $233,890. The ships are all on charter with leading liner operators, with remaining charter durations of three to 25 months. The 12 vessels were delivered between July 15, 2021 and 29, 2021.

During June 2021, the Company also contracted to purchase four 5,470 TEU Panamax containerships (the “Four Vessels”) with an average age of approximately 11 years for an aggregate purchase price of $148,000. On delivery, the ships will be chartered to Maersk Line operator for a firm period of three years each, with a charterer’s option for a period of additional three years. The ships are scheduled for delivery during the third and fourth quarter of 2021.

With these additions and following the sale of La Tour on June 30, 2021, the Company’s fleet will comprise 65 containerships.

The following table provides further information about the 17 ships, which the Company had contacted to purchase as at June 30, 2021 and which have been delivered or are expected to be delivered during the third and fourth quarter of 2021:

Vessel Name(1)	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer
tbr GSL MYNY	6,008	24,873	2000	Maersk
tbr GSL Tripoli	5,470	22,259	2009	Maersk
tbr GSL Kithira	5,470	22,108	2009	Maersk
tbr GSL Tinos	5,470	22,067	2010	Maersk
tbr GSL Syros	5,470	22,098	2010	Maersk
tbr GSL Susan	4,363	17,309	2008	CMA CGM
tbr GSL Rossi	3,421	16,309	2012	Gold Star
tbr GSL Alice	3,421	16,209	2014	CMA CGM
tbr GSL Eleftheria	3,405	16,209	2013	Maersk
tbr GSL Melina	3,400	16,209	2013	Maersk
tbr Matson Molokai	2,824	12,032	2007	Matson
tbr GSL Lalo	2,824	11,951	2006	ONE
tbr GSL Mercer	2,824	11,970	2007	Hapag Lloyd
tbr GSL Elizabeth	2,742	11,507	2006	ONE
tbr GSL Chloe	2,546	12,212	2012	ONE
tbr GSL Maren	2,546	12,212	2014	Westwood
tbr GSL Amstel	1,118	5,167	2008	CMA CGM

(1) To be renamed “tbr”.

F-6

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.       Summary of Significant Accounting Policies and Disclosures

(a)       Basis of Presentation

 The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the periods presented. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements as of December 31, 2020 filed with the Securities and Exchange Commission on March 19, 2021 in the Company’s Annual Report on Form 20-F.

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) outbreak a pandemic. Since the beginning of calendar year 2020, the outbreak of COVID-19 pandemic has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus, including, among others, business closures, quarantines, travel restrictions, and physical distancing requirements. These actions have caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

While the Company cannot predict the long-term economic impact of the COVID-19 pandemic, it will continue to actively monitor the situation and may take further actions altering the Company’s business operations that it determines are in the best interests of its employees, customers, partners, suppliers, and stakeholders, or as required by authorities in the jurisdictions where the Company operates. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. The ultimate effects that any such alterations or modifications may have on the Company’s business are not clear, including any potential negative effects on its business operations and financial results.

(b)       Principles of Consolidation

The accompanying interim unaudited condensed consolidated financial information include the financial statements of the Company and its wholly owned subsidiaries; the Company has no other interests. All significant intercompany balances and transactions have been eliminated in the Company’s interim unaudited condensed consolidated financial statements.

(c)       Use of estimates

The preparation of interim unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates under different assumptions and/or conditions.

 (d)       Vessels in operation

Vessels are generally recorded at their historical cost, which consists of the acquisition price and any material expenses incurred upon acquisition. Vessels acquired in a corporate transaction accounted for as an asset acquisition are stated at the acquisition price, which consists of consideration paid, plus transaction costs less any negative goodwill, if applicable. Vessels acquired in a corporate transaction accounted for as a business combination are recorded at fair value. Vessels acquired as part of the Marathon Merger in 2008 were accounted for under ASC 805, which required that the vessels be recorded at fair value, less the negative goodwill arising as a result of the accounting for the merger.

Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels.

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the six months ended June 30, 2021 and for the year ended December 31, 2020.

Vessels are stated less accumulated depreciation and impairment, if applicable. Vessels are depreciated to their estimated residual value using the straight-line method over their estimated useful lives which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure. The useful lives are estimated to be 30 years from original delivery by the shipyard.

Management estimates the residual values of the Company’s container vessels based on a scrap value cost of steel times the weight of the vessel noted in lightweight tons (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revision of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Management estimated the residual values of its vessels based on scrap rate of $400 per LWT.

For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.

The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the interim unaudited condensed Consolidated Statements of Operations.

(e)       Assets Held for Sale

The Company classifies assets and disposal groups as being held for sale when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. As of June 30, 2021, and December 31, 2020, there were no assets classified as held for sale.

F-7

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.       Summary of Significant Accounting Policies and Disclosures (continued)

 (f)       Impairment of Long-lived assets

Tangible fixed assets, such as vessels, that are held and used or to be disposed of by the Company are reviewed for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. In these circumstances, the Company performs step one of the impairment test by comparing the undiscounted projected net operating cash flows for each vessel group to its carrying value. A vessel group comprises the vessel, the unamortized portion of deferred drydocking related to the vessel and the related carrying value of the intangible asset or liability (if any) with respect to the time charter attached to the vessel at its purchase. If the undiscounted projected net operating cash flows of the vessel group are less than its carrying amount, management proceeds to step two of the impairment assessment by comparing the vessel group’s carrying amount to its fair value, including any applicable charter, and an impairment loss is recorded equal to the difference between the vessel group’s carrying value and fair value. Fair value is determined with the assistance from valuations obtained from third party independent ship brokers.

The Company uses a number of assumptions in projecting its undiscounted net operating cash flows analysis including, among others, (i) revenue assumptions for charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, in the four years from the date of the impairment test and a reversion to the historical mean of time charter rates for each vessel thereafter (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost  (v) estimated useful life, which is assessed as a total of 30 years from original delivery by the shipyard and (vi) scrap values.

Revenue assumptions are based on contracted charter rates up to the end of the existing contract of each vessel, and thereafter, estimated time charter rates for the remaining life of the vessel. The estimated time charter rate used for non-contracted revenue days of each vessel is considered a significant assumption. Recognizing that the container shipping industry is cyclical and subject to significant volatility based on factors beyond the Company’s control, management believes that using forecast charter rates in the four years from the date of the impairment assessment and a reversion to the historical mean of time charter rates thereafter, represents a reasonable benchmark for the estimated time charter rates for the non-contracted revenue days, and takes into account the volatility and cyclicality of the market.

Two 1999-built, 2,200 TEU feeder ships, GSL Matisse and Utrillo, were sold on July 3, 2020 and July 20, 2020, respectively.  As of June 30, 2020, the vessels were immediately available for sale and qualified as assets held for sale. As of March 31, 2020, the Company had an expectation that the vessels would be sold before the end of their previously estimated useful life, and as a result performed an impairment test of the specific asset group. An impairment charge of $7,585 was recognized for the three months ended March 31, 2020 and an additional impairment charge of $912 had been recognized in the three months ended June 30, 2020.

During the six months ended June 30, 2021, there were no events or changes in circumstances which indicated that the carrying amounts of the Company’s other vessels may not be recoverable. Accordingly, no impairment test was performed.

(g)       Revenue recognition and related expense

The Company charters out its vessels on time charters which involves placing a vessel at a charterer’s disposal for a specified period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Such charters are accounted for as operating leases and therefore revenue is recognized on a straight-line basis as the average revenues over the rental periods of such charter agreements, as service is performed. Cash received in excess of earned revenue is recorded as deferred revenue. If a time charter contains one or more consecutive option periods, then subject to the options being exercisable solely by the Company, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter, including any options which are more likely than not to be exercised. Any difference between the charter rate invoiced and the time charter revenue recognized is classified as, or released from, deferred revenue within the interim unaudited condensed Consolidated Balance Sheets.

Revenues are recorded net of address commissions, which represent a discount provided directly to the charterer based on a fixed percentage of the agreed upon charter rate.

Charter revenue received in advance which relates to the period after a balance sheet date is recorded as deferred revenue within current liabilities until the respective charter services are rendered.

Under time charter arrangements the Company, as owner, is responsible for all the operating expenses of the vessels, such as crew costs, insurance, repairs and maintenance, and such costs are expensed as incurred and are included in vessel operating expenses.

Commission paid to brokers to facilitate the agreement of a new charter are included in time charter and voyage expenses as are certain expenses related to a voyage, such as the costs of bunker fuel consumed when a vessel is off-hire or idle.

Leases: In cases of lease agreements where the Company acts as the lessee, the Company recognizes an operating lease asset and a corresponding lease liability on the consolidated balance sheets. Following initial recognition and with regards to subsequent measurement the Company remeasures lease liability and right of use asset at each reporting date.

Leases where the Company acts as the lessor are classified as either operating or sales-type / direct financing leases.

In cases of lease agreements where the Company acts as the lessor under an operating lease, the Company keeps the underlying asset on the consolidated balance sheets and continues to depreciate the assets over its useful life. In cases of lease agreements where the Company acts as the lessor under a sales-type / direct financing lease, the Company derecognizes the underlying asset and records a net investment in the lease. The Company acts as a lessor under operating leases in connection with all of its charter out – bareboat-out arrangements.

In cases of sale and leaseback transactions, if the transfer of the asset to the lessor does not qualify as a sale, then the transaction constitutes a failed sale and leaseback and is accounted for as a financial liability. For a sale to have occurred, the control of the asset would need to be transferred to the lessor, and the lessor would need to obtain substantially all the benefits from the use of the asset. The Company has entered into two agreements which qualify as failed sale and leaseback transactions as the Company is required to repurchase the vessels at the end of the lease term and the Company has accounted for the two agreements as financing transactions.

The Company elected the practical expedient which allows the Company to treat the lease and non-lease components as a single lease component for the leases where the timing and pattern of transfer for the nonlease component and the associated lease component to the lessees are the same and the lease component, if accounted for separately, would be classified as an operating lease. The combined component is therefore accounted for as an operating lease under ASC 842, as the lease components are the predominant characteristics, in 2020 and 2019.

The Company adopted the new “Leases” standard (Topic 842) on January 1, 2019 using the modified retrospective method. The Company elected the practical expedient to use the effective date of adoption as the date of initial application. Furthermore the Company elected practical expedients, which allow entities (i) to not reassess whether any expired or existing contracts are considered or contain leases; (ii) to not reassess the lease classification for any expired or existing leases (iii) to not reassess initial direct costs for any existing leases and (iv) which allows to treat the lease and non-lease components as a single lease component due to its predominant characteristic. The adoption of this standard did not have a material effect on the interim unaudited condensed consolidated financial statements since the Company is primarily a lessor and the accounting for lessors is largely unchanged under this standard.

F-8

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.       Summary of Significant Accounting Policies and Disclosures (continued)

 (h)       Fair Value Measurement and Financial Instruments

Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, trade receivables and payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item or included below as applicable.

Fair value measurement: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

As at March 31, 2020, two of the Company’s vessel groups that were held and used with a total aggregate carrying amount of $15,585 were written down to their fair value of $8,000 resulting in a non-cash impairment aggregate charge of $7,585 which was allocated to the respective vessels’ carrying values (see note 3). As at June 30, 2020, the two above mentioned vessels with a total aggregate carrying amount of $8,008 were written down to their value of $7,096 resulting in a non-cash impairment charge of $912 which was allocated to their respective carrying values. Total impairment charge of $8,497 was included in the Unaudited Condensed Consolidated Statements of Operations for the six months ended June 30, 2020. The estimated fair value, measured on a non-recurring basis, of the Company’s relevant three vessel groups that are held and used is calculated with the assistance of valuation obtained by third party independent ship brokers. Therefore, the Company has categorized the fair value of these vessels as Level II in the fair value hierarchy.

Financial Risk Management: The Company activities expose it to a variety of financial risks including fluctuations in, time charter rates, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit risk: The Company closely monitors its credit exposure to customers and counter-parties for credit risk. The Company has entered into commercial management agreement with Conchart Commercial Inc. (“Conchart”), pursuant to which Conchart has agreed to provide commercial management services to the Company, including the negotiation, on behalf of the Company, vessel employment contracts (see note 5). Conchart has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.

Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable and cash and cash equivalents. The Company does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

Liquidity Risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances appropriately to meet working capital needs.

F-9

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.       Summary of Significant Accounting Policies and Disclosures (continued)

(i)       Recent accounting pronouncements

The Company does not believe that any recently issued, but not yet effective, accounting pronouncements would have a material impact on its interim unaudited condensed consolidated financial statements.

3.       Vessels in Operation

	Vessel Cost, as adjusted for Impairment charges	Accumulated Depreciation	Net Book Value
As of January 1, 2020	$1,306,936	$(151,350)	$1,155,586

Additions	41,710	—	41,710
Disposals	(7,058)	—	(7,058)
Depreciation	—	(41,158)	(41,158)
Impairment loss	(43,803)	35,306	(8,497)
As of December 31, 2020	$1,297,785	$(157,202)	$1,140,583

Additions	102,226	—	102,226
Disposals	(23,167)	14,445	(8,722)
Depreciation	—	(21,445)	(21,445)
As of June 30, 2021	$1,376,844	$(164,202)	$1,212,642

On June 30, 2021, the Company sold La Tour for net proceeds of $16,514, and the vessel was released as collateral under the Company’s new $236,200 senior secured loan facility with Hayfin Capital Management, LLP (the “New Hayfin Credit Facility”). The net gain from the sale of vessel was $7,770.

On May 25, 2021, the Company took delivery of a 2001-built, 6,008 TEU containership, tbr GSL Melita for a purchase price of $15,500.

On May 17, 2021, the Company took delivery of a 2001-built, 6,008 TEU containership, GSL Tegea for a purchase price of $15,500.

On April 28, 2021, the Company took delivery of a 2000-built, GSL Violetta, and a 2001-built, tbr GSL Maria, 6,008 TEU containerships, for a purchase price of $17,300 and $16,600, respectively. The charters of these vessels resulted in an intangible liability of $3.05 million that was recognized and will be amortized over the remaining useful life of the charters.

On April 26, 2021, the Company took delivery of a 2000-built, GSL Arcadia, and a 2001-built, tbr GSL Dorothea (renamed on July 16, 2021), 6,008 TEU containerships, for a purchase price of $18,000 and $15,500, respectively.

On July 20, 2020, the Company sold Utrillo for net proceeds of $3,411, and the vessel was released as collateral under the Company’s 2022 Notes and Citi Credit Facility.

On July 3, 2020, the Company sold GSL Matisse for net proceeds of $3,441, and the vessel was released as collateral under the Company’s 2022 Notes and Citi Credit Facility.

On February 21, 2020, the Company took delivery of a 2002-built, 6,840 TEU containership, GSL Nicoletta for a purchase price of $12,660.

On January 29, 2020, the Company took delivery of a 2002-built, 6,840 TEU containership, GSL Christen for a purchase price of $13,000.

F-10

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

3.       Vessels in Operation (continued)

Impairment

During the three months ended March 31, 2020, the Company determined that the vessels Utrillo and GSL Matisse should be divested. As of March 31, 2020, the Company had an expectation that the vessels would each be sold before the end of their estimated useful life, and as a result an impairment test of each of the specific asset groups was performed, recognizing an impairment loss of $7,585. As of June 30, 2020, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360 for the classification of the vessels GSL Matisse and Utrillo as “held for sale” were met. The difference between the estimated fair value less cost to sell both vessels and their carrying value (including the unamortized balance of dry-docking cost of $38), amounting to $912, was recognized during the three months ended June 30, 2020 under the line item “Impairment of vessels”. An impairment loss of $8,497 has been recognized under the line item “Impairment of vessels” in the interim unaudited condensed Consolidated Statements of Operations for the six months ended June 30, 2020.

The Company has evaluated the impact of current economic situation on the recoverability of all its other vessel groups and has determined that there were no events or changes in circumstances which indicated that their carrying amounts may not be recoverable. Accordingly, there was no triggering event during the six months ended June 30, 2021.

Collateral

As of June 30, 2021, following the sale of La Tour, 20 vessels were pledged as collateral under the new $236,200 senior secured loan facility with Hayfin Capital Management, LLP (the “New Hayfin Credit Facility”) that the Company entered into on January 7, 2021 (see note 4d) and 28 vessels were pledged as collateral under the Company’s other loan facilities. No vessels were unencumbered as of June 30, 2021.

Advances for vessel acquisitions and other additions

On February 9, 2021, the Company announced that it has agreed to purchase Seven Vessels for an aggregate purchase price of $116,000. Six out of the seven vessels were delivered during the second quarter of 2021, and the seventh one, was delivered during July 2021. In June 2021, the Company contracted to purchase Twelve Vessels for an aggregate purchase price of $233,890. The Twelve Vessels have been or expected to be delivered during the third quarter of 2021. As of June 30, 2021, advances for vessel acquisitions relating to the to be renamed GSL MYNY and the Twelve Vessels amounted to $25,817.

As of June 30, 2021, and December 31, 2020, the Company had other vessel additions mainly for ballast water treatments and totaling $1,828 and $1,364, respectively.

F-11

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

4.       Long-Term Debt

Facilities	June 30, 2021	December 31, 2020
Deutsche Credit Facility (a)	$51,670	$—
HCOB Credit Facility (b)	53,500	—
CACIB, Bank Sinopac, CTBC Credit Facility (c)	51,700	—
New Hayfin Credit Facility (d)	217,249	—
Chailease Credit Facility (e)	6,660	7,596
2024 Notes (f)	82,521	59,819
Syndicated Senior Secured Credit Facility (CACIB, ABN, CIT, Siemens, CTBC, Bank Sinopac, Palatine) (g)	225,600	238,000
Blue Ocean Junior Credit Facility (g, h)	26,205	38,500
Hellenic Bank Credit Facility (i)	45,700	49,700
Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility (j)	—	149,055
Hayfin Credit Facility (k)	5,833	5,833
	$766,638	$548,503
2022 Notes	233,436	322,723
Less redemptions and repurchases	(233,436)	(89,287)
2022 Notes (l)	$—	$233,436
Total credit facilities	$766,638	$781,939
Sale and Leaseback Agreement CMBFL – $54,000 (m)	54,000	—
Sale and Leaseback Agreement – Neptune $14,735 (n)	14,735	—
Total Sale and Leaseback Agreements	$68,735	$—
Total borrowings	$835,373	$781,939
Less: Current portion of 2022 Notes (l)	—	(26,240)
Less: Current portion of long-term debt	(84,037)	(50,441)
Less: Current portion of Sale and Leaseback Agreements (m, n)	(11,275)	—
Less: Original issue discount of 2022 Notes (l)	—	(1,133)
Less: Original issue premium/(discount) of 2024 Notes (f)	109	(147)
Less: Deferred financing costs (p)	(14,162)	(11,203)
Non-current portion of Long-Term Debt	$726,008	$692,775

a)        $51.7 Million Deutsche Bank AG Credit Facility

On May 6, 2021, the Company via its subsidiary Laertis Marine LLC entered into a secured facility for an amount of $51,670 with Deutsche Bank AG in order to refinance one of the three previous tranches of the $180,500 Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $48,527.

The new Facility is repayable in 20 equal consecutive quarterly instalments of $1,162.45 with a final balloon of $28,421 payable together with the final instalment.

This facility bears interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.

As of June 30, 2021, the outstanding balance of this facility was $51,670.

F-12

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

4.       Long-Term Debt (continued)

b)        $64.2 Million Hamburg Commercial Bank AG Credit Facility

On April 15, 2021, the Company entered into a Senior Secured term loan facility with Hamburg Commercial Bank AG “the HCOB facility” for an amount of up to $64,200 in order to finance the acquisition of six out of the Seven Vessels. As at June 30, 2021, the Company had drawdown five tranches of $10,700 each, amounting to a total of $53,500.

Each Tranche of the Facility is repayable in 16 equal consecutive quarterly instalments of $668.75.

This facility bears interest at LIBOR plus a margin of 3.50% per annum payable quarterly in arrears.

As of June 30, 2021, the outstanding balance of this facility was $53,500.

c)        $51.7 Million CACIB, Bank Sinopac, CTBC Credit Facility

On April 13, 2021, the Company via its subsidiary Penelope Marine LLC entered into a secured facility for an amount of $51,700 in order to refinance one of the three previous tranches of the $180,500 Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $48,648.

The Lenders are Credit Agricole Corporate and Investment Bank (“CACIB”), Bank Sinopac Co. Ltd. (“Bank Sinopac”) and CTBC Bank Co. Ltd. (“CTBC”).

The Facility is repayable in 20 equal consecutive quarterly instalments of $1,275 with a final balloon of $26,200 payable together with the final instalment.

This facility bears interest at LIBOR plus a margin of 2.75% per annum payable quarterly in arrears.

As of June 30, 2021, the outstanding balance of this facility was $51,700.

d)        $236.2 Million Senior secured loan facility with Hayfin Capital Management, LLP

On January 7, 2021, the Company entered into the New Hayfin Credit Facility amounting to $236,200, and on January 19, 2021, the Company drew down the full amount under this facility. The proceeds from the New Hayfin Credit Facility, along with cash on hand, were used to optionally redeem in full the outstanding 2022 Notes on January 20, 2021, see Note 4 below. The New Hayfin Credit Facility matures in January 2026 and bears interest at a rate of LIBOR plus a margin of 7.00% per annum. It is repayable in twenty quarterly instalments of $6,560, along with a balloon payment at maturity. The New Hayfin Credit Facility is secured by, among other things, first priority ship mortgages over 21 of the Company’s vessels, assignments of earnings and insurances of the mortgaged vessels, pledges over certain bank accounts, as well as share pledges over the equity interests of each mortgaged vessel-owning subsidiary. On June 30, 2021, due to the sale of La Tour, the Company additionally repaid $5,831, and the vessel was released as collateral under the Company’s New Hayfin Credit Facility.

As of June 30, 2021, the outstanding balance of this facility was $217,249.

e)        $9.0 Million Chailease Credit Facility

On February 26, 2020, the Company via its subsidiaries, Athena Marine LLC, Aphrodite Marine LLC and Aris Marine LLC entered into a secured term facility agreement with Chailease International Financial Services Pte., Ltd. for an amount of $9,000. The Chailease Bank Facility was used for the refinance of DVB Credit Facility.

The Facility is repayable in 36 consecutive monthly instalments $156 and 24 monthly instalments of $86 with a final balloon of $1,314 payable together with the final instalment.

This facility bears interest at LIBOR plus a margin of 4.20% per annum.

As of June 30, 2021, the outstanding balance of this facility was $6,660.

F-13

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

4.       Long-Term Debt (continued)

f)        8.00% Senior Unsecured Notes due 2024

On November 19, 2019, the Company completed the sale of $27,500 aggregate principal amount of its 8.00% Senior Unsecured Notes (the “2024 Notes”) which mature on December 31, 2024. On November 27, 2019, the Company sold an additional $4,125 of 2024 Notes, pursuant the underwriter’s option to purchase such additional 2024 Notes. Interest on the 2024 Notes is payable on the last day of February, May, August and November of each year commencing on February 29, 2020.

The Company has the option to redeem the 2024 Notes for cash, in whole or in part, at any time (i) on or after December 31, 2021 and prior to December 31, 2022, at a price equal to 102% of the principal amount, (ii) on or after December 31, 2022 and prior to December 31, 2023, at a price equal to 101% of the principal amount and (iii) on or after December 31, 2023 and prior to maturity, at a price equal to 100% of the principal amount.

On November 27, 2019, the Company entered into an “At Market Issuance Sales Agreement” with B. Riley FBR, Inc. (the “Agent”) under which and in accordance with the Company’s instructions, the Agent may offer and sell from time to time newly issued 2024 Notes.

As of June 30, 2021, the outstanding aggregate principal amount of the 2024 notes was $82,521 including an amount of $50,895 that comprise of newly issued 2024 notes under the At Market Issuance Sales Agreement. The outstanding balance, net of the outstanding balance of the original issue premium/(discount), was $82,630. In July 2021, the Company agreed to purchase the Twelve Vessels for an aggregate purchase price of $233,890, part of which was financed by the issuance of $35,000 of existing 2024 Notes to the sellers (see note 10).

g)        $268.0 Million Syndicated Senior Secured Credit Facility (CACIB, ABN, CIT, Siemens, CTBC, Bank Sinopac, Palatine)

On September 19, 2019, the Company entered into a Syndicated Senior Secured Credit Facility in order to refinance existing credit facilities that had a maturity date in December 2020, of an amount $224,310.

The Senior Syndicated Secured Credit Facility was agreed to be borrowed in two tranches. The Lenders are Credit Agricole Corporate and Investment Bank (“CACIB”), ABN Amro Bank N.V. (“ABN”), CIT Bank, N.A. (“CIT”), Siemens Financial Services, Inc (“Siemens”), CTBC Bank Co. Ltd. (“CTBC”), Bank Sinopac Ltd. (“Bank Sinopac”) and Banque Palatine (“Palatine”).

Tranche A amounting to $230,000 was drawn down in full on September 24, 2019 and is scheduled to be repaid in 20 consecutive quarterly instalments of $5,200 starting from December 12, 2019 and a balloon payment of $126,000 payable on September 24, 2024.

Tranche B amounts to $38,000 was drawn down in full on February 10, 2020 and is scheduled to be repaid in 20 consecutive quarterly instalments of $1,000 and a balloon payment of $18,000 payable in the termination date on the fifth anniversary from the utilization date of Tranche A, which falls in September 24, 2024.

The interest rate is LIBOR plus a margin of 3.00% and is payable at each quarter end date.

As of June 30, 2021, the outstanding balance of this facility was $225,600.

h)        $38.5 Million Blue Ocean Junior Credit Facility

On September 19, 2019, the Company entered into a refinancing agreement with Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, and Blue Ocean Investments SPC Blue, holders of the outstanding debt of $38,500 relevant to the previous Blue Ocean Credit Facility in order to refinance that existing facility with the only substantive change being to extend maturity at the same date with the Syndicated Senior Secured Credit Facility (see note 4g).

The Company fully drew down the facility on September 23, 2019 and it is scheduled to be repaid in a single instalment on the termination date which falls on September 24, 2024.

This facility bears interest at 10.00% per annum.

 During the six month period ended June 30, 2021, the Company using a portion of the net proceeds from the at-the-market issuance programs prepaid an amount of $12,295 plus a prepayment fee of $1,617. Following also this prepayment, as of June 30, 2021, the outstanding balance of this facility was $26,205.

F-14

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

4.       Long-Term Debt (continued)

i)        $59.0 Million Hellenic Bank Credit Facility

On May 23, 2019, the Company via its subsidiaries, Global Ship Lease 30, 31 and 32 entered into a facility agreement with Hellenic Bank for an amount up to $37,000. The Hellenic Bank Facility is to be borrowed in tranches and is to be used in connection with the acquisition of the vessels GSL Eleni, GSL Grania and GSL Kalliopi.

An initial tranche of $13,000 was drawn on May 24, 2019, in connection with the acquisition of the GSL Eleni. The Facility is repayable in 20 equal quarterly instalments of $450 each with a final balloon of $4,000 payable together with the final instalment.

A second tranche of $12,000 was drawn on September 4, 2019, in connection with the acquisition of GSL Grania. The Facility is repayable in 20 equal quarterly instalments of $400 each with a final balloon of $4,000 payable together with the final instalment.

The third tranche of $12,000 was drawn on October 3, 2019, in connection with the acquisition of GSL Kalliopi. The Facility is repayable in 20 equal quarterly instalments of $400 each with a final balloon of $4,000 payable together with the final instalment.

 On December 10, 2019, the Company via its subsidiaries Global Ship Lease 33 and 34 entered into an amended and restated loan agreement with Hellenic Bank for an additional facility of amount $22,000 that is to be borrowed in two tranches and to be used in connection with the acquisition of the vessels GSL Vinia and GSL Christel Elisabeth.

Both tranches were drawn on December 10, 2019 and are each repayable in 20 equal quarterly instalments of $375 each with a final balloon of $3,500 payable together with the final instalment.

This facility bears interest at LIBOR plus a margin of 3.90% per annum.

As of June 30, 2021, the outstanding balance of this facility was $45,700.

j)        $180.5 Million Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility

In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of UASC Al Khor, Maira XL and Anthea Y on the date of completion of the transaction of $180,500 with Deutsche Bank AG. The agreement was dated November 9, 2018, with initial drawdown amount of $180,500 and final maturity of June 30, 2022.

On December 31, 2018, the Company entered a deed of amendment and restatement with the bank. Based on this restatement there was a re-tranche of the existing facility such that it was split into a senior facility in an amount of $141,900 (“Senior Facility”) and a junior facility in an amount of $38,600 (“Junior Facility”). The Lenders of the Senior Facility are Hamburg Commercial Bank AG (“HCOB”), Deutsche Bank AG and CIT Bank N.A and the Lenders of the Junior Facility are Blue Ocean GP LLC, Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, Entrustpermal ICAV, Blue Ocean Investments SPC one and Blue Ocean Investments SPC for three. The final maturity of both Facilities (Senior and Junior) was June 30, 2022. In addition to the repayment schedule a cash sweep mechanism based on a DSCR ratio of 1.10:1 (DSCR ratio is the ratio of Cash Flow to the Cash Flow Debt Service) applied pro rata against the Senior Facility and the Junior Facility.

F-15

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

4.       Long-Term Debt (continued)

$180.5 Million Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility (continued)

Senior Facility

The Senior Facility was comprised of three Tranches. Tranche A related to Al Khor and was repayable in 14 instalments of $868, and a final instalment of $35,148. Tranche B related to Anthea Y and was repayable in 14 instalments of $863 and a final instalment of $35,218. Tranche C related to Maira XL and was repayable in 14 instalments of $858 and a final instalment of $35,288.

The Senior Facility bore interest at LIBOR plus 3.00% payable quarterly in arrears.

On April 13, 2021, and May 6, 2021, the Company entered into two new secured credit facilities amounting to $51,700 and $51,670, respectively, to refinance two of the three existing tranches of the $180,500 Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022 (see note 4c and 4a). On May 20, 2021, the Company entered into a $54,000 sale and leaseback agreement (see note 4m) with unrelated third party to refinance the outstanding balance of the third tranche of the $180,500 Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022.

As of June 30, 2021, the outstanding balance of the Senior Facility was fully repaid.

Junior Facility

The Junior Facility was comprised of three Tranches. Tranche A related to Al Khor and was repayable in 14 instalments of $236 and a final instalment of $9,563. Tranche B related to Anthea Y and was repayable in 14 instalments of $235 and a final instalment of $9,577. Tranche C related to Maira XL and was repayable in 14 instalments of $233 and a final instalment of $9,604.

The Junior Facility bore interest at LIBOR plus 10.00% payable quarterly in arrears.

Following the refinancing that took place in April and May 2021, as described above, as of June 30, 2021, the outstanding balance of the Junior Facility was fully repaid.

k)        $65.0 Million Hayfin Credit Facility

On September 7, 2018, the Company and certain subsidiaries entered into a facility agreement with Hayfin Services LLP (the “Lenders”) which provided for a secured term loan facility of up to $65,000. The Hayfin Credit Facility was to be borrowed in tranches and was to be used in connection with the acquisition of vessels as specified in the Hayfin Credit Facility or as otherwise agreed with the Lenders. Hayfin Credit Facility, which is non-amortizing, was available for drawing until May 10, 2019 and has a final maturity date of July 16, 2022. The interest rate is LIBOR plus a margin of 5.5% and is payable at each quarter end date. A commitment fee of 2.0% per annum was due on the undrawn commitments until May 10, 2019 when the availability period was terminated. Any debt drawn under the Hayfin Credit Facility will be secured by first priority vessel mortgage on the acquired vessel (the “Facility Mortgaged Vessel”) and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a Facility Mortgaged Vessel. In addition, the Hayfin Credit Facility is fully and unconditionally guaranteed, jointly and severally, by the Company, GSL Holdings, Inc. and Facility Mortgaged vessel owning subsidiaries. An initial tranche of $8,125 was drawn on September 10, 2018 in connection with the acquisition of the GSL Valerie.

As of June 30, 2021, the outstanding balance of this facility was $5,833.

l)        9.875% First Priority Secured Notes due 2022

On October 31, 2017, the Company completed the sale of $360,000 in aggregate principal amount of its 9.875% First Priority Secured Notes (the “2022 Notes”) which mature on November 15, 2022. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $356,400. The original issue discount was being amortized on an effective rate basis over the life of the 2022 Notes. The 2022 Notes were fully redeemed in January 2021.

Interest on the 2022 Notes was payable semi-annually on May 15 and November 15 of each year, commencing on May 15, 2018. As at December 31, 2020 the 2022 Notes were secured by first priority vessel mortgages on the 16 vessels in the GSL Fleet and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a vessel securing the 2022 Notes. In addition, the 2022 Notes were fully and unconditionally guaranteed, jointly and severally, by the Company’s 16 vessel owning subsidiaries as of December 31, 2020 and Global Ship Lease Services Limited.

On February 10, 2020, the Company completed an optional redemption of $46,000 aggregate principal amount of its 2022 Notes at a redemption price of $48,271 (representing 104.938% of the aggregate principal amount) plus accrued and unpaid interest. During the year ended December 31, 2020, the Company purchased $15,287 of aggregate principal amount of 2022 Notes in the open market at a weighted average price of 98.98% of the aggregate principal amount.

On January 20, 2021, the Company optionally redeemed, in full, $233,436 aggregate principal amount of 2022 Notes, representing the entire outstanding amount under the 2022 Notes, using the proceeds the Company received from the New Hayfin Credit Facility, see Note 4(d) above, and cash on hand, at a redemption price of $239,200 (representing 102.469% of the aggregate principal amount of notes redeemed) plus accrued and unpaid interest. Total loss on extinguishment of the bonds totalled $10,642 and is recorded within the Consolidated Statement of Operations as interest expense.

m)        $54.0 Million Sale and Leaseback agreement - CMBFL

On May 20, 2021, the Company via its subsidiary Telemachus Marine LLC entered into a $54,000 sale and leaseback agreement with CMB Financial Leasing Co. Ltd. (“CMBFL”) to refinance one of the three previous tranches of the $180,500 Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $46,624. The Company has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was accounted for as a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability.

The sale and leaseback agreement will be repayable in eight equal consecutive quarterly instalments of $2,025 each and 20 equal consecutive quarterly instalments of $891 with a repurchase obligation of $19,980 on the final repayment date.

The sale and leaseback agreement matures in May 2028 and bears interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.

In May 2021, on the actual delivery date of the vessel, the Company drew $54,000, which represented vessel purchase price $75,000 less advanced hire of $21,000, which advanced hire neither bore any interest nor was refundable and was set off against payment of the purchase price payable to the Company by the unrelated third party under this agreement. As of June 30, 2021, the outstanding balance of this sale and leaseback agreement was $54,000.

F-16

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

4.       Long-Term Debt (continued)

n)        $14.7 Million Sale and Leaseback agreement – Neptune Maritime Leasing

On May 12, 2021, the Company via its subsidiary GSL Violetta LLC entered into a $14,735 sale and leaseback agreement with Neptune Maritime Leasing (“Neptune”) to finance the acquisition of GSL Violetta delivered in April 2021. The Company has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was accounted for as a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability.

The sale and leaseback agreement will be repayable in 15 equal consecutive quarterly instalments of $793.87 each and four equal consecutive quarterly instalments of $469.12 with a repurchase obligation of $950 on the last repayment date.

The sale and leaseback agreement matures in February 2026 and bears interest at LIBOR plus a margin of 4.64% per annum payable quarterly in arrears.

In May 2021, the Company drew $14,735 under this agreement.

As of June 30, 2021, the outstanding balance of this sale and leaseback agreement was $14,735.

o)        Repayment Schedule

Maturities of long-term debt subsequent to June 30, 2021 are as follows:

Payment due by period ended	Amount
June 30, 2022	$95,312
June 30, 2023	100,936
June 30, 2024	93,939
June 30, 2025	335,495
June 30, 2026 and thereafter	209,691
$835,373

p)        Deferred Financing Costs

	June 30, 2021	December 31, 2020
Opening balance	$11,203	$14,095
Expenditure in the period	8,322	1,193
Amortization included within interest expense	(5,363)	(4,085)
Closing balance	$14,162	$11,203

During 2021, total costs amounting $413 were incurred in connection with the “At Market Issuance Sales Agreement” of 2024 Notes (see note 4f). In addition, total costs amounting $4,049 were incurred in connection with the New Hayfin Credit Facility (see note 4d), $777 in connection with the Deutsche Credit Facility (see note 4a), $963 in connection with the HCOB Credit Facility (see note 4b), $191 in connection with the Neptune sale and leaseback agreement (see note 4n), $984 in connection with the CACIB, Bank Sinopac, CTBC Credit Facility (see note 4c) and $945 in connection with the CMBFL sale and lease back agreement that were drawn down during the six months ended June 30, 2021 (see note 4m).

During 2020, total costs amounting $776 were incurred in connection with the “At Market Issuance Sales Agreement” of 2024 Notes (see note 4f). In addition, total costs amounting $67 were incurred in connection with the Syndicated Senior Secured Credit Facility (see note 4g), costs amounting $320 in connection with the Chailease Credit Facility (see note 4e) and costs amounting $30 in connection with the two Tranches of Hellenic Bank Credit Facility that were drawn down during the twelve months ended December 31, 2020 (see note 4i).

F-17

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

4.       Long-Term Debt (continued)

q)        Debt covenants-securities

Amounts drawn under the facilities listed above are secured by first priority mortgages on certain of the Company’s vessels and other collateral. The credit facilities contain a number of restrictive covenants that limit the Company from, among other things: incurring or guaranteeing indebtedness; charging, pledging or encumbering the vessels; and changing the flag, class, management or ownership of the vessel owning entities. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, specific credit facilities require compliance with a number of financial covenants including asset cover ratios and minimum liquidity and corporate guarantor requirements. Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with, or remedied.

As of June 30, 2021, and December 31, 2020, the Company was in compliance with its debt covenants.

5.       Related Party Transactions

CMA CGM

CMA CGM is presented as a related party due to the fact that as of June 30, 2021 and December 31, 2020, it was a shareholder, owning Class A common shares representing 8.4% and 11.13% of voting rights, respectively, in the Company. Amounts due to and from CMA CGM companies are shown within amounts due to or from related parties in the interim unaudited condensed Consolidated Balance Sheets.

Time Charter Agreements

A number of the Company’s time charter arrangements are with CMA CGM, a significant source of the Company’s operating revenues, representing 42% of gross revenues in six months ended June 30, 2021, and consequently the Company is dependent on the performance by CMA CGM of its obligations under these charters, which operate in an industry that is subject to volatility. Under these time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. Revenues generated from charters to CMA CGM are disclosed separately in the interim unaudited condensed Consolidated Statements of Operations. The outstanding receivables due from CMA CGM are presented in the interim unaudited condensed Consolidated Balance Sheets under "Due from related parties" totaling $1,098 and $2,118 as of June 30, 2021 and December 31, 2020, respectively.

F-18

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

5.       Related Party Transactions (continued)

Ship Management Agreements

Technomar Shipping Inc. (“Technomar”) is presented as a related party, as the Company’s Executive Chairman is a significant shareholder. The Company has currently ship management agreement with Technomar for all fleet under which the ship manager is responsible for all day-to-day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other ship operating necessities, including the arrangement and management of dry-docking. As of June 30, 2021, and 2020, the management of the Company’s fleet was performed solely by Technomar.

The management fees charged to the Company by Technomar for the six months ended June 30, 2021 amounted to $6,868 (six months ended June 30, 2020: $6,105) and are shown in vessel operating expenses-related parties in the interim unaudited condensed Consolidated Statements of Operations. As of June 30, 2021, no outstanding fees are presented due to Technomar (December 31, 2020: $nil). Additionally, as of June 30, 2021, outstanding receivables due from Technomar and CMA Ships totaling to $899 and $10 respectively are presented under “Due from related parties” (December 31, 2020: Technomar: $184 and CMA Ships: $10).

Conchart Commercial Inc. (“Conchart”) provides commercial management services to the Company and is presented as a related party, as the Company’s Executive Chairman is the sole beneficial owner. Under the management agreements, Conchart, is responsible for (i) marketing of the Company’s vessels, (ii) seeking and negotiating employment of the Company’s vessels, (iii) advise the Company on market developments, developments of new rules and regulations, (iv) assisting in calculation of hires, freights, demurrage and/or dispatch monies and collection any sums related to the operation of vessels, (v) communicating with agents, and (vi) negotiating sale and purchase transactions. For the 19 vessels of Poseidon Fleet, the agreements were effective from the date of the completion of the Poseidon Transaction; for the GSL Fleet, till refinance of 2022 Notes which took place on January 2021 an EBSA agreement was in place that was terminated and replaced with commercial management agreements also same agreements applied to seven vessels up to June 30, 2021; for all new acquired vessels during 2019 and 2020, the agreements were effective upon acquisition.

The fees charged to the Company by Conchart for the six months ended June 30, 2021 amounted to $1,470 (six months ended June 30, 2020: $1,201) and are disclosed within time charter and voyage expenses-related parties in the interim unaudited condensed Consolidated Statements of Operations.

Any outstanding fees due to Conchart are presented in the interim unaudited condensed Consolidated Balance Sheets under "Due to related parties" totaling to $312 and $225 as of June 30, 2021 and December 31, 2020, respectively.

6.       Commitments and Contingencies

Charter Hire Receivable

The Company has entered time charters for its vessels. The charter hire is fixed for the duration of the charter. The minimum contracted future charter hire receivable, net of address commissions, not allowing for any unscheduled off-hire, assuming expiry at earliest possible dates and assuming options callable by the Company included in the charters are not exercised, for the 48 vessels as at June 30, 2021 is as follows:

Period ending	Amount
June 30, 2022	$347,628
June 30, 2023	290,993
June 30, 2024	210,411
June 30, 2025	62,282
Thereafter	41,267
Total minimum lease revenue, net of address commissions	$952,581

F-19

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

7.       Share Capital

Common shares

As of June 30, 2021, the Company had one class of common shares.

On January 12, 2021, the Company announced that Board of Directors approved the initiation of a quarterly cash dividend of $0.12 per Class A Common Share, with effect from the first quarter of 2021.

Restricted stock units or incentive stock units have been granted periodically to the Directors and management, under the Company’s Equity Incentive Plans, as part of their compensation arrangements (see note 8). In April 2020, 184,270 shares were issued under grants made under the Equity Incentive Plan. In January 2021, 45,313 Class A common shares were issued under the Equity Incentive Plan.

On January 20, 2021, upon the redemption in full of the 2022 Notes, KEP VI (Newco Marine) Ltd. and KIA VIII (Newco Marine) Ltd. (together, “Kelso”), both affiliates of Kelso & Company, a U.S. private equity firm, exercised their right to convert an aggregate of 250,000 Series C Perpetual Convertible Preferred Shares, representing all such shares outstanding, into Class A common shares of the Company, resulting in issuance of an aggregate of 12,955,188 Class A common shares to Kelso.

On January 26, 2021, the Company completed its underwritten public offering of 5,400,000 Class A common shares, at a public offering price of $13.00 per share, for gross proceeds to the Company of approximately $70,200, prior to deducting underwriting discounts, commissions and other offering expenses. The Company intends to use the net proceeds of the offering for funding the expansion of the Company’s fleet, general corporate purposes, and working capital. On February 17, 2021, the Company issued an additional 141,959 Class A common shares in connection with the underwriters’ partial exercise of their option to purchase additional shares (together, the “January 2021 Equity Offering”). The net proceeds the Company received in the January 2021 Equity Offering, after underwriting discounts and commissions and expenses, were approximately $67,758. As at June 30, 2021, the Company had 36,283,468 Class A common shares outstanding.

On April 13, 2021, Kelso and Maas Capital Investments B.V. sold an aggregate of 5,175,000 Class A common shares in an underwritten public offering at $12.50 per share (including 675,000 Class A common shares that were sold pursuant to the underwriters’ exercise, in full, of their option to purchase additional shares). The Company did not receive any proceeds from the sale of Class A Common Shares.

During the six months ended June 30, 2021, the Board of Directors approved additional awards of 61,625 of Class A common shares under 2019 Plan resulting in a total amount of awards totaling up to 1,421,000 shares.

On May 10, 2021, the Company declared a dividend of $0.25 per Class A common share from the earnings of the first quarter 2021, paid on June 3, 2021 to common shareholders of record as of May 24, 2021, amounting to $9,347.

Preferred shares

On December 10, 2019, the Company entered into At Market Issuance Sales Agreement with B. Riley FBR under which the Company may, from time to time, issue additional depositary shares, each of which represents 1/100th of one share of the Company’s Series B Preferred Shares (the “Depositary Share ATM Program”). Pursuant to the Depositary Share ATM Program, in 2019, the Company issued 42,756 depositary shares (representing an interest in 428 Series B Preferred Shares) for net proceeds of $856, and during year ended December 31, 2020, the Company issued 839,442 depositary shares (representing an interest in 8,394 Series B Preferred Shares) for net proceeds of $18,847. During six-month period ended June 30, 2021, the Company issued 1,395,005 depositary shares (representing an interest in 1,395 Series B Preferred Shares) for net proceeds of approximately $34,400. As of June 30, 2021, the Company had 36,772 Series B Preferred Shares outstanding.

On August 20, 2014, the Company issued 1,400,000 Series B Preferred Shares. The net proceeds from the offering were $33,497. Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share).

F-20

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

 7. Share Capital (continued)

These shares are classified as Equity in the interim unaudited condensed Consolidated Balance Sheets. The dividends payable on the Series B Preferred Shares are presented as a reduction of Retained Earnings in the interim unaudited condensed Consolidated Statements of Shareholders’ Equity, when and if declared by the Board of Directors. An initial dividend was declared on September 22, 2014 for the third quarter 2014. Subsequent dividends have been declared for all quarters.

8.       Share-Based Compensation

On February 4, 2019, the 2019 Plan was adopted. The 2019 Plan is administered by the Compensation Committee of the Board. The maximum aggregate number of Class A common shares that may be delivered pursuant to awards granted under the 2019 Plan during its 10-year term is 1,812,500. The maximum number of Class A common shares with respect to which awards may be granted to any non-employee director in any one calendar year is 12,500 shares or $100,000.

In July 2019, the Compensation Committee of the Board of Directors approved stock-based awards to senior management under the Company’s 2019 Omnibus Incentive Plan (the “2019 Plan”). A total of 1,421,000 shares of incentive stock may be issued pursuant to the awards, in four tranches, after the approval of the Board of Directors of additional awards of 61,625 Class A Common Shares. The first tranche is to vest conditioned only on continued service over the three year period which commenced January 1, 2019. Tranches two, three and four would vest when the Company’s stock price exceeded $8.00, $11.00 and $14.00, respectively, over a 60 day period. The $8.00 threshold was achieved in January 2020 and the $11.00 threshold was achieved in January 2021 and the $14.00 threshold was achieved in March 2021. Accordingly, 113,279 incentive shares vested in the year ended December 31, 2019, 317,188 incentive shares vested in the year ended December 31, 2020 and 931,320 incentive shares vested in the three months ended March 31, 2021. Of the total of 430,467 incentive shares which vested up to December 31, 2020, 184,270 were settled and issued as Class A common shares in April 2020. A further 45,313 Class A common shares were settled and issued in January 2021. A total of 1,361,787 incentive shares have vested as at June 30, 2021, out of which 229,583 Class A common shares have been issued.

Share based awards since January 1, 2020, are summarized as follows:

	Restricted Stock Units
	Number of Units
	Number	Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
Unvested as at January 1, 2020	1,246,096	$3.79	n/a
Vested in 2020	(317,188)	—	4.45
Unvested as at December 31, 2020	928,908	$3.79	n/a
Granted on March 11, 2021	61,625	11.72	n/a
Vested in six months ended June 30, 2021	(931,320)	n/a	3.83
Unvested as at June 30, 2021	59,213	$5.08	n/a

Using the graded vesting method of expensing the incentive shares grants, the weighted average fair value of the stock units is recognized as compensation costs in the interim unaudited condensed Consolidated Statements of Operations over the vesting period. The fair value of the incentive share grants for this purpose is calculated by multiplying the number of stock units by the fair value of the shares at the grant date. The Company has not factored any anticipated forfeiture into these calculations based on the limited number of participants.

For the six months ended June 30, 2021 and 2020, the Company recognized a total of $1,854 and $1,282, respectively, in respect of stock based compensation.

F-21

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

9.       Earnings per Share

Under the two-class method, net income, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. The net income allocated to Class A and Series C shares was based on an as converted basis utilizing the two-class method.

Earnings are only allocated to participating securities in a period of net income if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such earnings. As a result, earnings are only be allocated to the Class A common shareholders and Series C preferred shareholders.

At June 30, 2021, there were 59,213 shares of incentive share grants unvested as part of management’s equity incentive plan. At June 30, 2020, there were 985,549 shares of incentive share grants unvested as part of management’s equity incentive plan.

	Six months ended June 30,
	2021	2020
Numerator:
Net income attributable to common shareholders	$34,224	$13,226
Undistributed income attributable to Series C participating preferred shares	—	(5,602)
Net income available to common shareholders, basic and diluted	$34,224	$7,624

Net income available to:
Class A, basic and diluted	34,224	7,624

Denominator:
Class A Common shares
Basic weighted average number of common shares outstanding	34,136,307	17,632,674
Plus weighted average number of RSUs with service conditions	31,786	97,954
Common share and common share equivalents, dilutive	34,168,093	17,730,628

Basic earnings per share:
Class A	1.00	0.43

Diluted earnings per share:
Class A	1.00	0.43

Series C Preferred Shares-basic and diluted earnings per share:
Undistributed income attributable to Series C participating preferred shares	$—	$5,602
Basic weighted average number of Series C Preferred shares outstanding, as converted	—	12,955,188
Plus weighted average number of RSUs with service conditions	—	71,970
Dilutive weighted average number of Series C Preferred shares outstanding, as converted	—	13,027,157
Basic earnings per share	n/a	0.43
Diluted earnings per share	n/a	0.43

F-22

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

10.       Subsequent events

After the period end and up to August 4, 2021, the Company issued and sold an aggregate of 257,709 depositary shares (representing an interest in 258 Series B Preferred Shares) in connection with the At Market Issuance Sales Agreement for net proceeds of $6,400.

On August 5, 2021 the Company declared a dividend of $0.25 per Class A common share from the earnings of the second quarter 2021 to be paid on September 3, 2021 to common shareholders of record as of August 23, 2021.

On July 28, 2021, the Company took delivery of the tbr GSL MYNY (renamed on July 28, 2021), the last of the Seven Vessels, which were purchased for an aggregate price of $116,000. Following the delivery of the vessel, the Company drew down all tranches of $10,700 each, amounting to a total of $64,200. One tranche was drawn down in July (see note 4b).

In connection with the acquisition by the Company (see note 1) of the Twelve Vessels for an aggregate purchase price of $233,890, during July 2021 all vessels were delivered between July 15, 2021 and 29, 2021. In July 2021, the Company entered into a new syndicated credit facility with HCOB and Credit Agricole for a total of $140,000, to part finance the purchase price. The remaining purchase price was financed by cash on hand and the issuance of $35,000 of existing 2024 Notes to the sellers of the ships.

In connection with the acquisition by the Company (see note 1) of the Four Vessels for an aggregate purchase price of $148,000, all vessels are scheduled for delivery during the third and fourth quarter of 2021. After the period end and up to August 5, 2021, the Company paid advances of $14,800 in total for the four vessels. The purchase price is expected to be covered by cash on hand and new senior secured debt.